COMPLETE APPRAISAL OF
                                 REAL PROPERTY

                                 Cranberry Mall
                               Routes 27 and 140
                              City of Westminster
                            Carroll County, Maryland


                              IN A SUMMARY REPORT

                               As of January 1997


                   Shopco Regional Malls Limited Partnership
                          Three World Financial Center
                                   29th Floor
                            New York, New York 10285





                           Cushman & Wakefield, Inc.
                          Valuation Advisory Services
                         51 West 52nd Street, 9th Floor
                              New York, NY  10019







March 11, 1997



Shopco Regional Partners Limited Partnership
Three World Financial Center
29th Floor
New York, New York  10285

Re: Complete Appraisal of Real Property
    Cranberry Mall
    Routes 27 and 140
    City of Westminster
    Carroll County, Maryland

Shopco Regional Partners:

In fulfillment of our agreement as outlined in the Letter of Engagement, Cushman & Wakefield, Inc. is pleased to transmit our Summary Report estimating the market value of the leased fee estate in the referenced real property.

As specified in the Letter of Engagement, the value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report.

This  report  has  been  prepared for  Shopco  Regional Partners ("Client") and
it is intended only for the specified use  of the Client.   It  may not be
distributed to or relied upon by other persons or entities without written permission of the Appraiser.

The property was inspected by and the report was prepared by Jay F. Booth and Richard W. Latella, MAI.

This  is  a  Complete  Appraisal in a  Summary  Report which  is intended  to
comply  with the reporting requirements  set forth under   Standards  Rule
2-2(b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to
develop   the  appraiser's  opinion  of  value. Supporting documentation concerning the data, reasoning,  and analyses  is retained  in  the appraiser's
file.   The  depth  of discussion contained  in this report is specific to the needs of the client and  for  the  intended use stated below.  The appraiser is
not responsible  for  unauthorized  use  of  this  report.   We are providing
this report as an update to our last analysis which was prepared as of January 1, 1996. As such, we have primarily reported only changes to the property and its environs over the past year.

As a result of our analysis, we have formed an opinion that the market value of the leased estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1997, was:

        FORTY TWO MILLION SEVEN HUNDRED THOUSAND DOLLARS
                           $42,700,000

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and an Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.




/s/Jay F. Booth, MAI
Retail Valuation Group



/s/Richard W. Latella, MAI
Senior Director
Retail Valuation Group
Maryland Certified General
Real Estate Appraiser
License No. 10462



JFB:RWL:emf
C&W File No. 97-9011
                      SUMMARY OF SALIENT FACTS AND
                                  CONCLUSIONS

Property Name:                     Cranberry Mall

Location:                               Routes 27 and 140
                                        City of Westminster
                                        Carroll County, Maryland

Interest Appraised:                     Leased fee

Date of Value:                          January 1, 1997

Dates of Inspection:                    January 25, 1997
                                        January 26, 1997

Ownership:                              Shopco  Regional Malls
                                        Limited Partnership

Land Area:                              57.745(more/less) acres

Zoning:                                 P-RSC,  Planned  Regional
                                        Shopping Center

Highest and Best Use If Vacant:         Retail/commercial
                                        use   built  to  its
                                        maximum
                                        feasible FAR

As   Improved:                          Continued retail/commercial
                                        use as a regional shopping center

Improvements

Type:                                   Single level regional mall

Year   Built:                           1987; Montgomery
                                        Ward  added  in  1990;
                                        Cinema expanded in 1994.

GLA:
                                        Caldor            81,224 SF

                                        Leggett           65,282 SF

                                        Sears             70,060 SF

                                        Montgomery Ward * 89,260 SF

                                        Total Anchor
                                        Stores           305,826 SF

                                        Cinema            25,605 SF

                                        Mall Stores      194,271 SF

                                        Total GLA        525,702 SF

                                        Outpads **         5,600 SF


                                        * Includes 6,400 SF Auto Express

                                        ** Ground lease terms

Mall Shop Ratio:                        37.0%

Condition:                              Good

Operating Data and Forecasts

Current   Vacant Space:                 35,953 square feet

Current Occupancy:                      81.49%
                                        based on  Mall  Shop GLA,
                                        (Inclusive of pre-committed tenants)

Forecasted Stabilized Occupancy:        92.0%
                                        (exclusive  of
                                        downtime provisions)

Forecasted Date of Stabilized
Occupancy:                              October 1, 1999

Operating Expenses
(1996 Budget*):                         $2,835,016 ($14.59/SF of mall
                                        GLA)
(1997 Budget*):                         $2,972,268 ($15.30/SF of
                                        mall GLA)
(Appraiser's Forecast):                 $2,970,551 ($15.29/SF of
                                        mall GLA)

*   Net of Association Dues

Investment Assumptions
Rent  Growth Rate:                      Flat - 1997

                                        +2.0%  - 1998

                                        +3.0%  - Thereafter

Expense Growth Rate:                    +3.5%

Sales  Growth  Rate:                    +2.0% - 1997

                                        +2.5%  - 1998

                                        +3.0%  - Thereafter

Other Income:                           +3.0%
        Tenant Improvements
         New Tenants:                   $10.00/SF
         Renewing  Mall Tenants:        $ 3.00/SF
         Raw Space:                     $25.00/SF
        Leasing Commissions
         New Tenants:                   $ 4.00/SF
         Renewal Tenants:               $ 2.00/SF
        Vacancy  between Tenants:       6 months
Renewal Probability:                    60%
Terminal Capitalization Rate:           10.75%
Cost  of  Sale at Reversion:            2.00%
Discount Rate:                          12.75%

Value Indicators
Sales   Comparison Approach:            $40,000,000 - $42,000,000

Income Approach
        Discounted  Cash Flow:          $42,700,000

Value Conclusion:                       $42,700,000

Resulting Indicators
  CY  1997 Net Operating Income:        $4,551,504
  Implicit Overall Capitalization Rate: 10.66
  Price per Square Foot of Owned GLA:   $81.22
  Price per Square Foot of Mall
  Shop GLA:                             $219.80

Exposure Time Implicit in
Value Conclusion:                       Not more  than 12  months

Special Risk Factors:                   None

Special Assumptions:

1.   Throughout  this  analysis  we have  relied  on information provided by
ownership and management which we assume to  be accurate.   We  have been
provided with summary information only  for  new  leases in the form of a rent
roll  or lease abstracts.   We  have not been provided  with  actual lease
documents.   There has been some change to  the  tenant mix and  leasing status since our last appraisal report. All tenant specific assumptions are identified within the body of this report.

2. During 1990, the Americans With Disabilities Act (ADA) was passed by Congress. This is Civil Rights legislation which, among other things,
provides for equal  access  to public placed   for  disabled  persons.   It
applied  to existing structures  as  of January 1992 and new construction as of
January   1993.   Virtually  all  landlords  of commercial facilities  and
tenants engaged in business that serve the public have compliance obligations under this law. While we are not experts in this field, our understanding of the law is that it is broad-based, and most existing commercial facilities are not in full compliance because they were designed and built prior to enactment of the law. We noticed no additional "readily achievable barrier removal" problems but we recommend a compliance study be performed by qualified
personnel  to  determine  the  extent   of non- compliance and cost to cure.

     We understand that, for an existing structure like the subject, compliance can be accomplished in stages as all or portions of the building are periodically renovated. The maximum required cost associated with compliance- related changes is 20 percent of total renovation cost. A prudent owner would likely include compliance-related charges in periodic future
common area and tenant area  retrofit. We consider   this  in  our  future
projections   of capital expenditures and retrofit allowance costs to the landlord.

3. The forecasts of income, expenses and absorption of vacant space are not predictions of the future. Rather, they are our best estimates of current
market thinking  on future income,  expenses  and  demand.   We  make  no
warranty  or representation that these forecasts will materialize.

4. Please refer to the complete list of assumptions and limiting conditions included at the end of this report.

TABLE OF CONTENTS


Page

PHOTOGRAPHS OF SUBJECT PROPERTY                 1-2

INTRODUCTION                                    3
  Identification of Property                    3
  Property Ownership and Recent History         3
  Purpose and Intended Use of the Appraisal     3
  Extent of the Appraisal Process               3-4
  Date of Value and Property Inspection         4
  Property Rights Appraised                     4
  Definitions  of Value, Interest
  Appraised, and Other Pertinent Terms          4-5
  Legal Description                             5

REGIONAL ANALYSIS                               6-14

LOCATION ANALYSIS                               15

RETAIL MARKET ANALYSIS                          16-22

THE SUBJECT PROPERTY                            23

HIGHEST AND BEST USE                            24

VALUATION PROCESS                               25

SALES COMPARISON APPROACH                       26-45

INCOME APPROACH                                 46-80

RECONCILIATION AND FINAL VALUE ESTIMATE         81-82

ASSUMPTIONS AND LIMITING CONDITIONS             83-84

CERTIFICATION OF APPRAISAL                      85

ADDENDA                                         86

    National Retail Overview
    Operating Expense Budget (1997)
    Tenant Sales Report (1996)
    Pro-Ject Lease Abstract Report
    Pro-Ject Prologue Assumptions Report
    Pro-Ject Tenant Register Report
    Pro-Ject Lease Expiration Report
    ENDS Full Data Report for Primary and Total Trade Area
    C&W Investor Survey
    Appraisers' Qualifications
                               PHOTOGRAPHS OF SUBJECT
PROPERTY

PHOTOGRAPHS OF MALL

Exterior view of Leggett store.

Exterior view of Montgomery Ward.

Exterior view of Caldor.

Exterior view of Casa Rico and potential Baltimore Gas and Electric.

INTRODUCTION

Identification of Property
The  subject  property is the Cranberry Mall, a single level enclosed mall with
a gross leasable area (GLA) of 525,702 square feet.   This  amount represents
the most recent estimate  of the subject's  area  based  upon  a  compilation
of  recent leasing activity.   Developed by the Shopco Group,  the  mall opened
in March  1987.   It  is  located  on a  57.745  acre  site  at the
intersection of Routes 27 and 140, the premier retail location in the City of Westminster. Westminster is the county seat of Carroll County, one of the fastest growing counties in Maryland.

The Cranberry Mall is anchored by Caldor (81,224 square feet), Leggett (65,282 square feet), Sears (70,060 square feet), and Montgomery Ward (89,260
square feet).   This  latter store opened  in October 1990 and includes a
freestanding 6,400 square foot Auto Express. All four department stores are owned by the partnership. Altogether, anchor stores occupy a total of 305,802 square feet or, 58.2 percent of the center's GLA. Mall stores occupy a total of 194,271 square feet. There are also two outparcels which are currently improved, as well as cinemas.

    Since its opening, Cranberry Mall has maintained a 75.0 to 80.0 percent occupancy but has not been able to breach this level for any extended period of time. Since our appraisal in 1996, the mall has maintained an occupancy level of about 81.0 percent. Comparable mall shop sales for stores in operation twelve months or more declined slightly, falling by 1.7 percent in 1995. In 1996, comparable store sales remained flat.

Property Ownership and Recent History
    Title to the subject is held by Shopco Regional Malls Limited Partnership. This title was acquired on October 11, 1988 from the Cranberry Limited Partnership. The total consideration paid was $53,847,500 in 1990 as recorded in Deed Book 1100, Page 530. The subject property was developed by The Shopco Group and was essentially completed in 1987 with Ward's opening in 1990.

Purpose and Intended Use of the Appraisal
    The purpose of this appraisal is to estimate the Market Value of the leased fee interest in the subject property, as of January 1, 1997. Our analysis
reflects conditions prevailing as of that date.   On  January 25, 1997 Jay F.
Booth inspected the subject property and its environs, Richard W. Latella inspected the property on January 26, 1997. The function of this appraisal is to provide an independent valuation analysis and to assist in monitoring ownership's investment in the property.

Extent of the Appraisal Process
In the process of preparing this appraisal, we:

    -Inspected the exterior of the
building and the site improvements and a representative sample of tenant spaces.
    -Interviewed representatives of the
        property management company, Shopco.

    -Reviewed leasing policy, concessions, tenant build-out allowances and history of recent rental rates and occupancy with the mall manager.

    -Reviewed a detailed history of income and expense and a budget forecast for 1996 including the budget for planned capital expenditures and repairs.

    -Reviewed a current independent market study and demographics prepared by Equifax National Decision Systems.

    -Conducted market research of occupancies, asking rents, concessions and operating expenses at competing retail properties including interviews with on-site managers and a review of our own data base from previous appraisal files.

    -Prepared a detailed discounted cash flow analysis for the purpose of discounting a forecasted net income stream to a present value.

    -Conducted market inquiries into recent sales of similar regional malls to ascertain sale prices per square foot, net income multipliers and capitalization rates. This process involved telephone interviews with sellers, buyers and/or participating brokers.

    -Prepared Sales Comparison and Income Approaches to value with a reconciliation of each approach and a final value conclusion presented.

Date of Value and Property Inspection
On January 25, 1997 Jay F. Booth inspected the subject property and its environs. On January 26, 1997 Richard W. Latella, MAI inspected the
property.   Our  date  of value  is January 1, 1997.

Property Rights Appraised
    We have appraised a leased fee estate.

Definitions of Value, Interest Appraised, and Other
Pertinent Terms
    The definition of market value taken from the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, is as follows:

    The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is
not affected by undue stimulus.   Implicit in this  definition is the
consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

    1.Buyer  and seller are typically motivated;

    2.Both parties are well informed or well advised, and acting in what they consider their own best interests;

    3.A reasonable time is allowed for exposure in the open market;

    4.Payment is made in terms of cash in U.S.dollars or in terms of financial arrangements comparable thereto; and

    5.The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

    Exposure Time
    Under Paragraph 3 of the Definition of Market Value, the value estimate presumes that "A reasonable time is allowed for exposure in the open market". Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

    The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal Institute.

    Leased Fee Estate
    An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

    Market Rent
    The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

    The following definitions are taken from various sources:

    Market Value As Is on Appraisal Date
    Value of the property appraised in the condition observed upon  inspection
and as it physically and legally exists without   hypothetical   conditions,
assumptions, or qualifications on the effective date of appraisal.

Legal Description
    A legal description is retained in our files.


REGIONAL ANALYSIS

MAP SHOWING LOCATION OF MALL WITH WASHINGTON D.C. AND BALTIMORE METROPOLITAN AREAS INCLUDED

Baltimore Metropolitan Area
    The  subject  property is located in the City of Westminster, Carroll
County, in the northeast quadrant of the Baltimore Standard Metropolitan Area. The Baltimore Standard Metropolitan Area (MSA) is defined by the U.S. Department of Commerce, Bureau of the Census, to include Baltimore City and the counties of Baltimore, Howard, Anne Arundel, Harford, Carroll and
Queen Anne's.   Queen Anne's County was added to the Baltimore MSA  in 1983. In total,  the  Baltimore MSA encompasses  2,618 square miles.

Population Base
    A significant indicator of change within a regional economy is the rate of growth or decline in an area's population base. This has a direct and obvious effect on real estate values. Since the supply of land is fixed, the demand for real property will be affected by an increase or decrease in the population base. The pattern, in turn, is reflected in values for the whole spectrum of property types within the region.

    In addition to the more obvious relationship changes in population and property values, there are a variety of other factors which should also be considered. Accordingly, the specific location of the subject property relative to the trends within the population base must be closely examined. For example, a city with a declining population base may be experiencing a rise in property values due to its growing importance as an employment center. Also, the average household size within an area, when considered along with population trends, gives a good indication of potential demand for housing as well as goods and services within the area.

    The chart below illustrates the continuing movement from the city into outlying counties. The City of Baltimore demonstrated an overall 11.9 percent decline in population in the 1980- 1995 period, equivalent to a 0.84 percent compound annual decrease. The MSA as a whole, however, had a modest
12.5 percent increase in population growth between 1980 and 1995.

                    Population Changes
                       Baltimore MSA
                     1995        1980     Percent
Baltimore MSA    2,475,052   2,199,497       12.5
Anne Arundel       463,733     370,775       25.1
Baltimore          715,986     655,615        9.2
County
Baltimore City     693,249     786,741     (11.9)
Carroll            139,691      96,356       45.0
Harford            206,517     145,930       41.5
Howard             219,313     118,572       85.0
Queen Ann's         36,563      25,508       43.3

Source: CACI: The Sourcebook of County Demographics


    It is anticipated that this growth trend will continue into the foreseeable future. According to CACI, the Baltimore MSA is anticipated to increase its population base by 4.5 percent to 2,587,057 through 2000. The more rural counties such as Carroll, Harford and Howard will continue to see the largest percentage increases.

Employment Characteristics
    Until 1960, the majority of Baltimore's workforce was employed by manufacturing industries. Centered around the Port of Baltimore, shipping and steel manufacturing were among the major economic activities in the region. With the redirection of the national economy, many firms such as Bethlehem Steel, General Motors and Maryland Dry Dock began to suffer and consequently laid off several thousand workers or ceased operations all together.

    Baltimore has been slowly restructuring its economy, creating new jobs to fill the void left by the deterioration of the smoke- stack industries. The following chart illustrates the shifting of employment from the manufacturing sector to the service sector during the past three decades.

                       Employment Trends
                         Baltimore MSA
                       1960           1990             1995 *        1996 *
                         % of             % of            % of            % of
                  Nos.  Total      Nos.   Total      Nos.  Total     Nos. Total
Construct.        37.5   6.0       73.5     6.3      130.3  10.9     130.4 10.9

Manufact.        199.0  31.6      126.9    10.9      103.9   8.7     102.1  8.6

Util./Tran.       55.4   8.8       56.3     4.9       55.8   4.7      54.8  4.6
Post.

Retail/Wholesale 126.7  20.1      274.9    23.7      264.2  22.1     265.1 22.2

Finance/Insurance 32.8   5.2       75.8     6.5       70.7   5.9      68.6  5.8

Service           82.8  13.2      333.6    28.7      357.4  30.0     362.5 30.4

Government        94.8  15.1      219.4    18.9      211.0  17.7     209.2 17.5

Total          629,000   100  1,160,400     100  1,193,300   100 1,192,700  100

* Data as of June of each year

Source: U.S. Department of Labor, Bureau of Labor Statistics


    Over  the period 1990-1996, the metropolitan area added only 32,300  jobs,
an  increase of 2.8 percent or  0.50  percent per annum.   Compared to gains in
other comparably sized metropolitan areas, this growth could be characterized as below average. Over the past year (1995 - 1996), total employment actually declined by 600 jobs. The City of Baltimore lost 2,500 jobs during this period.

    According  to  WEFA, a recognized economic  consulting firm, Metropolitan
Baltimore has been faring worse than the state as  a whole.   The metro area is
now one of the weakest in the nation. Manufacturing continues to shed jobs and non-manufacturing has not been able to offset the weakness in manufacturing. Tourism has kept retail trade activity in the positive column, but there is no sector of its economy generating sufficient stimulus to pull it forward. During the past year, the greatest employment gains were realized in the Service section, with 5,100 net new jobs, or an increase of 1.4 percent. Other job gains were realized in Construction (+ 100) and Retail and Wholesale Trade (+ 900). Manufacturing lost 1,800 jobs, transportation was down by 1,000, FIRE declined by 2,100 jobs, and Government shed 1,800 jobs, during the year.

    In  the  past, the traditional sources of job growth  in the Baltimore
economy   were  manufacturing   and transportation. Manufacturing employment in
Baltimore has been in decline for the past fifteen years, a trend that does not appear to be changing. In fact, the Baltimore manufacturing sector has surrendered 24,800 jobs since 1990. While the rate of decline is expected to slow, the erosion of manufacturing jobs from the local economy is expected to continue.

    Transportation, another important industry to Baltimore's economy, is not in decline, but is not creating jobs. Efforts to stabilize the Port of Baltimore have met with some success and railway operations are still a
significant component of the local transportation   sector.    But   the
reality   is   that the transportation  industry  nationally  is  not  expected to grow significantly and among older port cities, Baltimore still has a cost disadvantage.

    As  of June 1996, the unemployment rate for Baltimore was 5.9 percent
versus  5.5  percent  for U.S.   The  unemployment rate improved  slightly over
the previous year's rate of  6.2 percent (June 1995).

    Baltimore's  private sector economy is now more  broad based than  five
years ago with services, manufacturing and technology related   businesses
represented.   This   economic diversity manifests itself in the varied types
of industries based  in the region.   The manufacturing industry still
maintains a presence, along   with  high-tech  contractors,  educational
institutions, retailers and financial institutions.

                           Top Ten Private Employers
                                 Baltimore MSA
           Company Name                            No. of
                                                 Employees
The John Hopkins University & Hospital            21,000
Westinghouse Electric Company                     15,900
MNC Financial                                      9,500
Bethlehem Steel Company                            8,000
Baltimore Gas & Electric Company                   7,900
Giant Food, Inc.                                   6,400
C&P Telephone Company                              5,300
University of Maryland Medical System              4,500
Blue Cross & Blue Shield of Maryland               4,500
University of Maryland at Baltimore                4,500

Source: Baltimore Business Journal Book of Lists


    Currently, the State of Maryland ranks third in total number of U.S. biotech firms. Specific areas of concentration include agriculture, pharmaceuticals, biotech supplies and medical supply, service and device companies. Collectively, the Baltimore/Washington area has more scientists and engineers than any other region of the country.

    The Baltimore region is a major center for life science research, business and commerce. Acting as a catalyst in this evolutionary movement is Johns Hopkins University, the largest federally supported research university in the United States. Along with its world renowned medical institutions, John Hopkins is the region's top employer. Other institutions participating and expanding into life science research include the University of Maryland Baltimore, Morgan State University, the Maryland Biotechnology Institute and
the National  Institute  of Health (NIH).   The NIH has awarded more federal
funds to the Baltimore- Washington Common Market for biomedical research and development than any other CMSA in the nation. The following chart outlines the amount and geographic distribution of these federal research and developmental funds.

                              Total R & D     National
   Institution                   Funds          Rank
                                (000's)
Johns Hopkins University *      $648,385          1
MIT                             $287,157          2
Cornell University              $286,733          3
Stanford University             $295,994          4
University of Wisconsin         $285,982          5
University of MD, College Park  $159,510         26
University of MD, Baltimore     $ 75,000         65

*   Figures   include  the  Applied   Physics Laboratory


    Not surprising, these large amount of funds have attracted private sector groups involved in biotechnology research. As mentioned, the state ranks
third in the nation in the percentage concentration   of  biotech  firms. Such
companies   as Nova Pharmaceuticals,  Martek, Crop Genetics and  major divisions of Becton Dickinson and W.R. Grace operate within the Baltimore region.

    The following bullet points outline some of the significant economci occurrences in the Baltimore metropolitan area.

    - The area's two major utilities (Baltimore Gas & Electric and Potomac Electric Power Company) plan a merger effective in early 1997 which could eliminate 1,200 area jobs.

    - New developments at Fort Meade military base include a $30 million Defense Information School with a student population of 4,000 (1997 completion) and plans for a $44 million EPA laboratory and office building (1998 completion).

    - Relocation of the Robert Gallo Institute for Human Virology to the University of Maryland Biotechnology Institute in downtown Baltimore. The Institute employs 300 professionals.

    - Construction of a $98 million Comprehensive Cancer Center on the John Hopkins Hospital campus (1998 opening).

    - Expansion of T. Rowe Price with the addition of 33 acres near their Owings Mills complex and construction of the first two of five total buildings (1997 completion).

    - Construction of a new $190 million football stadium to house the Baltimore Ravins (formerly Cleveland Browns) with completion scheduled for Fall 1998.

    - Completion of the $151 million expansion of the Baltimore Convention Center from 425,000 square feet to 1.2 million square feet.

    - New Inner Harbor developments include the $160 million Christopher Columbus Center for Marine Research and Exploration (1997 scheduled opening), the 80,000 square foot Port Discovery children's museum, and plans for a 160,000 square foot entertainment complex on the former Six Flags property.

    - Expansion of the Baltimore- Washington Airport adding a $110 million International terminal.

    - Extension of light rail service to Penn Station with connections to Amtrak and MARC trains; the new international terminal at the Baltimore-Washington Airport, with connections to downtown Baltimore; and to Hunt Valley.

Income

The long term ability of the population within an area to satisfy its material desires for goods and services directly affects the price levels of real estate and can be measured indirectly through retail sales. One measure of the relative wealth of an area is average household disposable income which is available for the purchase of food, shelter, and durable goods. In order to present a better understanding of the relative wealth of the component jurisdictions in the Baltimore MSA, we have examined the effective buying power income of the region as reported by Sales & Marketing
Management's  Survey  of Buying Power.   Effective buying income is essentially
income after all taxes or disposable income.

    According to the Survey of Buying Power - 1996, the Baltimore MSA had a median household Effective Buying Income (EBI) of $36,955, ranking it as the 43rd highest metropolitan area in the country. Among components, the median household EBI varied from a low of $24,980 in the City of Baltimore, to a high of $52,244 in Howard County. Anne Arundel had the second highest household EBI ($43,201), followed by Carroll County ($40,925), and Harford ($39,232).

                Effective Buying Income
                     Baltimore MSA
                 (000's)        Median
                Total EBI     Household
                                 EBI
BALTIMORE MSA    $39,957,665      $36,955
Anne Arundel     $ 8,045,372      $43,201
Baltimore County $12,921,988      $38,677
Baltimore City   $ 8,308,138      $24,980
Carroll          $ 2,188,549      $40,925
Harford          $ 3,188,794      $39,232
Howard           $ 4,708,582      $52,244
Queen Anne's     $   602,242      $37,361

Source:  Sales  &  Marketing  Management, 1996 Survey of Buying Power


    An additional measure of the area's economic vitality can be found in income level distribution. Approximately 32.2 percent of all households have
effective buying income  in excess  of $50,000.   This  ranges  from a high of
53.3 percent in Howard County to a low of 18.1 percent in the City of Baltimore, mirroring median household EBI.

    A region's effective buying income is a significant statistic because it conveys the effective wealth of the consumer. This figure alone can be
misleading, however, if the consumer does not spend   money.    Coupling
Baltimore's  EBI  with   the area's significant  retail sales and strong buying
power index, it is clear that residents do spend money in the retail marketplace. The Baltimore MSA ranks 19th in retail sales, 17th in effective buying income and 18th in buying power. These statistics place the Baltimore MSA in the top 5.0 percent in the country.

Retail Sales
    Retail sales in the Baltimore Metropolitan Area are currently estimated  to
exceed  $21.7  billion  annually.   As previously stated,  Baltimore ranked
19th nationally in total retail sales for 1995, the last year for which statistics are currently available. Retail sales in the metropolitan area have increased at a compound annual rate of 4.28 percent since 1989; 5.64 percent per year since 1992.


                  Retail Sales
          Baltimore Metropolitan Area
                (In Thousands)

                 Metropolitan
     Year         Baltimore    % Change
     1989        $16,905,854      ---
     1990        $17,489,333    +3.45%
     1991        $17,484,100   - 0.03%
     1992        $18,446,721    +5.51%
     1993        $19,610,884    +6.31%
     1994        $20,720,649    +5.66%
     1995        $21,744,811    +4.94%

Compound Annual +4.28% Change

Source: Sales and Marketing Management 1990-1995

Transportation
    Baltimore is centrally located in the Mid-Atlantic Region and has convenient access to both east coast and midwest markets. The area is served by an extensive transportation network which consists of highway, rail lines, airports, seaports, and public transportation.

    The  Baltimore  MSA  is traversed by a series  of  multi- lane highways.
Interstate  95  runs  north-south   connecting the Northeast  corridor with
Florida and, along with the Baltimore- Washington Expressway, provides a link between the Baltimore and Washington beltways. Interstate 83 provides access
to  New York and  Canadian  markets.   Interstate  70  connects  the Port  of
Baltimore  with Pittsburgh and the Midwest.  Finally,  all major arterials  are
accessible from Interstate 695, Baltimore's five lane  beltway.    The
following chart illustrates Baltimore's proximity to the east coast and midwest markets.

 Highway Distance from Baltimore
Boston                 392 miles
Chicago                668 miles
New York               196 miles
Philadelphia            96 miles
Pittsburgh             218 miles
Richmond               143 miles
Washington, D.C.        37 miles
Source:  Department of Economic  & Community Development


    The Baltimore region is served by five major and three shortline railroads including AMTRAK, Chessie System Railroads, ConRail, and Norfolk
Southern Railroad.   Nearly  610 railroad route miles traverse the region.
AMTRAK service, originating out of Pennsylvania Station, provides access throughout the Northeast corridor, including Washington, Philadelphia, New
York and Boston.   Frequent commuter service between Washington, D.C. and
Baltimore is provided by Maryland Rail Commuter (MARC), which operates between Baltimore, Camden, and Pennsylvania Stations and Washington Union Station, making intermediate stops at, among others, Baltimore/Washington International Airport (BWI). These stations are linked to their respective center cities by metro- rail and metro-bus systems.

    Baltimore's buses connect nearly 80 miles of the city and provide access to Annapolis, Maryland's state capital. The newly completed subway system links Baltimore's downtown region with the northwesterly suburbs, traveling 14
miles, originating at the Inner  Harbor  and terminating at Owings Mill.   A
multi- million dollar addition has been approved that will extend the existing subway from the Inner Harbor to Johns Hopkins Hospital. Proposed is a 27 mile long light rail system which will connect Hunt Valley to the north with Glen
Burnie to the south, plus a spur to BWI  Airport.   This rail line will be a
state-of-the-art, above ground rail system, electrically powered by overhead wires. The new line will run through downtown Baltimore and the Inner Harbor and will share a common station with the existing subway line at Charles Center.

    The Baltimore/Washington International Airport (BWI) is located in the southerly portion of the Baltimore region in Anne Arundel County, ten miles
from downtown Baltimore.   The modern airport  hosts  18  passenger airlines
that provide direct air service to 135 cities in the United States and Canada. U.S. Air is the major carrier at BWI, having 45 gates with over 170 flights a day in and out of BWI. BWI also provides service to air
freight  carriers  with its 100,000 square  foot  Air Cargo Complex.   When
compared with Dulles and Washington National Airport, BWI services 32.0 percent of commercial passengers, 38.1 percent of commercial operations, and
57.3 percent  of freight customers.   BWI has spawned the development of 15 new
business parks and several hotels, has created nearly 10,000 jobs, and has generated a statewide economic impact of $1.7 billion in the form of business sales made, goods and services purchased, and wages and taxes paid.

    Baltimore's water port stretches over 45 miles of developed waterfront and reaches a depth of 42 feet. With its six million square feet of warehousing and five million square feet of cold storage, the port receives 4,000 vessels yearly. These extensive facilities can accommodate general, container, bulk and break bulk cargoes; it is the second busiest containerized cargo port in the Mid-Atlantic and Gulf-Coast regions. Additionally, the port is the second largest importer and exporter of cars and trucks in the United States. The Port of Baltimore is closer to the midwest than any other east coast port and within an overnight drive of one-third of the nation's population. These are some of the reasons that the port has become a preferred destination for Pacific rim countries.

Real Estate Market Trends
    Office   vacancy  rates  throughout  the  metropolitan area declined  to
15.0  percent as of the second  quarter  1996, the lowest  overall  rate  since
mid-1988.   The  downtown submarket continued to show the highest availability
(21.3 percent), while the  suburban  sector  showed an overall  vacancy  of
only 11.0 percent.    Some   new   development,  both   build-to-suit and
speculative, is occurring in the suburban west and south sectors.

    The industrial market showed signs of slowing during the first half of 1996, with net negative absorption after two years of strong leasing activity and positive absorption. The overall metro vacancy rate was reported at 15.0
percent.   Much  of the increase   in   availability  was  attributed  to
Merry-Go- Round vacating their 800,000 square foot facility after following
into bankruptcy.   New speculative development continued to occur  in spite of the decline in occupancy.

    In the retail property sector, caution is the operative word. According to KLNB Commercial Real Estate Services as reported in the Real Estate Index, national retailers such as Best Buy, Michaels Stores, and Best Products have cut back the number of stores they plan to open in the area. Other retailers have pulled away from the market altogether. Target (Dayton Hudson) is an exception with plans to add seven stores in the Baltimore- Washington
D.C. area.  Power Centers dominate new construction. Overall   vacancy   in
good   quality   grocery/drug anchored neighborhood centers was reported at below 3.0 percent.

    Overall, the real estate markets are generally showing signs of strengthening, although the industrial sector most recently experienced a
decline in leasing activity compared  to previous years.   The  greatest
improvements were realized in the office sector. The retail market is considered to be relatively stable, with limited new development anticipated during the near term.

Conclusions
    The overall outlook for the Metropolitan Baltimore Area is cautiously optimistic. The economic trends of the past 20 years have profoundly impacted the development of the Baltimore MSA. The service sector has filled some of the void left by the demise of the heavy industries albeit with lower paying jobs. The manufacturing industries, after a long decline, have begun to
stabilize.   With resources being directed into urban industrial parks and enterprise zones, basic industry will continue to play an integral role in the region's economy. However, the future is in the high-tech/bio-tech industries. Funds have been allocated by government to join private institutions, such as Johns Hopkins and private sector technical firms, in order to make Baltimore a national center for research and development.

    A healthy economy is the key ingredient to a healthy real estate market. Over the past several years, growth in the Baltimore-Washington real estate market has been considered strong, with rapid escalation in the values of both land and buildings. On a national and international level, the Baltimore- Washington market is recognized as one of the stronger real estate markets. However, within the past 30 months, the real estate market has slowed somewhat. Most real estate analysts anticipate a two to three year period of slow to moderate growth before the current market is back in balance.

    From   a   real   estate  perspective,  increasing consumer confidence  can
have only positive effects on housing and those who manufacture and distribute consumer goods. Thus, residential real estate, manufacturing plants, distribution facilities and retail complexes serve to benefit. Low interest rates are a bonus to the real estate market though lending criteria remains
somewhat  selective.   Chronic lagging job  growth, particularly among  office
workers, continues to adversely affect  the office rental market.

    Baltimore's housing activity declined by more than the statewide average since the mid-1980s as manufacturing job losses were concentrated in the metro area. This devastated employment in the construction sector. There was a modest recovery in housing starts from the recession trough of
11.7 million units in 1991,  but  they only reached 13.8 million in 1993.   Job
losses have  depressed housing activity and multi-family housing permits were
down  by 26.9 percent through mid-1996.   Nonetheless, the 1996  median  home
price increased 5.1 percent over 1995 to $114,600. Non-residential construction is providing some support to the overall construction sector due
to the work  on several large  projects.   Non-residential permit  values  were
up 85.0 percent in 1995 from 1994 levels.

    On balance, the Baltimore region benefits from a relatively diversified economic base which should protect the region from the effects of wide swings in the economy. Over the long- term, the region's strategic location along the eastern seaboard and its reputation as a major business center should further enhance the area's outlook. Thus, while the current short term economic outlook may cause real estate values to remain stable, a more optimistic long term outlook should have positive influences upon real estate values.

Summary
    - Baltimore is the 19th largest metropolitan area in the country. Just by sheer size, the region represents a broad marketplace for all commodities including real estate.
    - The region's economy is diversified with the service industries now the largest single sector; manufacturing has stabilized after three decades of decline. The outlook for continued expansion and investment in the biotechnology field is excellent led by the renowned John Hopkins University.

   - Regional economic trends point toward an era of modest growth which, over time, should eventually alleviate the current imbalance between supply and demand for some types of real property. However, only those with a desirable location and functional design will outperform inflation in the general economy.

MAP of Westminster showing subject property (NOT INCLUDED).

LOCATION ANALYSIS

    Cranberry Mall is located in Westminster, Maryland in the northern portion of Carroll County. Westminster is the largest of six regional planning districts in the county, with a population of approximately 28,517. The mall is situated at the crossroads of two highways, Route 140 and
Route 27.   Route 140 runs  between  Pennsylvania, Westminster,  and Baltimore, while Route 27 extends from Manchester to Mount Airy. The mall is also accessible from Route 97 which extends from Montgomery County, Maryland to Gettysburg, Pennsylvania.

    Carroll County resides in the Piedmont region of north central Maryland between Baltimore and Frederick counties. It is Maryland's third fastest growing county, primarily due to the migration of city residents into the suburbs. Baltimore is approximately 25(m/l) miles from the Westminster area (35(m/l) minute drive) and 20(m/l) miles from Frederick, Pennsylvania (30 (m/l) minute drive).

    Cranberry Mall anchors Carroll County's primary commercial hub along Route 140. This strip is developed with neighborhood strip centers, fast food restaurants, service establishments, and other commercial uses.

    There  has  been  little change to the area  since  our last appraisal
although some new development has occurred or  is on- going.   Most notably,
Dayton Hudson opened a Target store on a site situated at Routes 97S and 140 in July 1996. Management reports that the store hasn't had a material impact at Cranberry Mall, although sales at Caldor dropped slightly in 1996. We are advised that Carroll County planning officials are considering a growth moratorium in view of the burden being imposed on the existing infrastructure, particularly the utility systems.

RETAIL MARKET ANALYSIS

Trade Area Analysis
    Overview
    A retail center's trade area contains people who are likely to patronize that particular center. These customers are drawn by a given class of goods
and services from a particular tenant mix.   A  center's  fundamental  drawing
power comes from the strength of the anchor tenants as well as the regional and local tenants which complement and support the anchors. A successful combination of these elements creates a destination for customers seeking a variety of goods and services while enjoying the comfort and convenience of an integrated shopping environment.

    In order to define and analyze Cranberry Mall's market potential, it is important to first establish the boundaries of the primary and secondary trade areas from which the subject will draw its customers. In some cases, defining the trade areas may be complicated by the existence of other retail facilities on main thoroughfares within trade areas that are not clearly defined or whose trade areas overlap with that of the subject. This is true to some extent with the subject which competes with the North Hanover Mall, the Mall at Owings Mills, and to a lesser degree, the Francis Scott Key Mall in Frederick.

    Once the trade area is defined, the area's demographics and economic profile can be analyzed. This will provide key insight into the area's dynamics as it relates to Cranberry Mall. The sources of economic and demographic data for the trade area analysis are as follows: Equifax Marketing Decision Systems (ENDS), Sales and Marketing Management's Survey of Buying Power 1985-1995, The Urban Land Institute's Dollars and Cents of
Shopping   Centers  (1995),  CACI,  The  Sourcebook   of County Demographics,
The Census of Retail Trade, and demographic reports prepared by Mas Marketing, Inc.

Scope of Trade Area
    Traditionally,   a  retail  center's  sales   are primarily generated  from
within its primary trade area, which is typically within reasonably close geographic proximity to the center itself. Generally, between 55 and 65 percent of a center's sales are generated within its primary trade area. The secondary trade area generally refers to more outlying areas which provide less frequent customers to the center. Residents within the secondary trade area are more likely to shop closer to home due to time and travel constraints. Typically, an additional 20 to 25 percent of a center's sales will be generated from within the secondary area. The tertiary trade area refers to more distant areas in which occasional customers to the mall reside. These residents may be drawn to the center by a particular service or store which is not found locally. Industry experience shows that between 10 and 15 percent of a center's sales are derived from customers residing outside of the trade area.

Trade Area Definition
    According to the most recent consumer survey, Cranberry Mall draws from an expansive trade area that comprises a 15 zip- code region roughly bounded on the south by I-70; on the north by Littlestown, Pennsylvania; on the east
by I-83; and on  the west by  Highway  15.   This area includes an irregular
configuration which generally imposes limits of 10 to 15 miles from the mall. The survey indicates that approximately 75 percent of the mall's customer base
reside   within  the  closer   communities of Westminster,  Manchester,
Skyesville, Finksburg,  Hampstead, New Windsor   and  Taneytown.   The
secondary trade area includes quadrants to the northwest (Littlestown, PA), small pockets to the northeast, and a more expansive area to the west/southwest. These communities use the mall less frequently as they are more impacted by travel considerations due to the absence of good highway facilities or alternative shopping centers.

    These reports are very useful and help establish a basis for our independent analysis of the mall's trade area. Based on area traffic patterns, accessibility, geographical constraints, surrounding residential development and competing commercial establishments, we believe that the Cranberry Mall's total trade area extends for a radius of approximately 15 miles from the mall, similar to the customer survey provided.

    Although the report is somewhat dated, there have been no significant competitive, demographic or locational changes which would cause us to change this zip code distribution in this 1996 update.

    Accordingly, we have elected to analyze the subject's trade area based upon the zip codes provided. The following is a listing of zip codes in the subject's primary trade area.

            Cranberry Mall
          Primary Trade Area
21048 Finksburg       21074 Hempstead
21102 Manchester      21157 Westminster
21158 Westminster     21764 Linwood
21176 New Windsor     21784 Elderburg/Skysville
21787 Taneytown

    Zip  codes comprising the subject's secondary trade area are as follows:

            Cranberry Mall
          Secondary Trade Area
27340 Littlestown, PA  21088 Lineboro
21107 Millers          21155 Upperco
21771 Mount Airy       21797 Woodbine

    Demographic statistics produced by ENDS, based on these zip codes are provided on the facing page. Comparisons are provided with the Baltimore MSA and State of Maryland. We will refer to this area as the subject's total trade area.

Population
    Once the market area has been established, the focus of our analysis centers on the trade area's population. ENDS provides historic, current and forecasted population estimates for the total trade area. Patterns of development density and migration are reflected in the current levels of population estimates.

Between 1980 and 1995, ENDS reports that the population within the total trade area increased by 29.7 percent to 317,040. This is equivalent to an average compound annual increase of 1.75 percent which, while lagging the Carroll County composite growth rate, is nonetheless well in excess of the growth seen by both the region and the state. Within the primary area, closer-in communities are growing at a slightly faster rate than the total trade area. This is significant, as residents are more likely to shop close to home. Currently (1995) this component of the total trade area contains 124,212 residents or 39 percent of the total. Through 2000, population within the total trade area is forecast to increase by an additional 5.7 percent to 335,178.

    Provided on the following page is a graphic representation of the projected population growth for the trade area through 2000. The fastest growing communities (8 to 9 percent) are shown to be immediately proximate to the mall site. (NOT INCLUDED)

Households
    A household consists of all the people occupying a single housing unit. While individual members of a household purchase goods and services, these purchases actually reflect household needs and decisions. Thus, the household is a critical unit to be considered when reviewing market data and forming conclusions about the trade area as it impacts the retail center.

    National trends indicate that the number of households are increasing at a faster rate than the growth of the population. Several noticeable changes in the way households are being formed have caused acceleration in this growth, specifically:

    - The population is generally living longer on average. This results in an increase of single and two person households.

    - The divorce rate has increased dramatically over the past two decades, again resulting in an increase in single person households.

    - Many individuals have postponed marriage, thus also resulting in more single person households usually occupied by young professionals.

    Between 1980 and 1995, the total trade area added 35,245 households, increasing by 43.3 percent to 116,612 units. This rate continues to be in excess of the growth rate for the metro area. Moreover, household formation within the primary area has expanded at a faster rate (61.7 percent) to 44,264 units which comprises 38 percent of the trade area total.

    Through  2000,  a  continuation of  this  trend  is forecast through  both
components of the trade  area.   Accordingly, the household  size in the total
trade area is forecast to decrease from its present 28 persons (1995) to 2.76 persons per household in 2000. Such a relationship generally fits the observation that smaller households with fewer children and higher incidences of single occupancy, especially among young professionals, generally correlates with greater disposable income.


Map showing primary trade area and population growth


Trade Area Income
    A significant statistic for retailers is the income potential of the surrounding trade area. Within the total trade area, ENDS reports that average household income was $55,642 in 1995. Through 2000 it is forecasted to increase by 5.4 percent per annum to $72,330.

    The Baltimore MSA has some of the highest average household income areas in the state of Maryland. A comparison of the trade area with the Baltimore MSA and State of Maryland is shown below.

 Average Household Income - 1995
       Area            Income
Primary Trade Area     $55,611
 Total Trade Area      $55,642
  Baltimore MSA        $52,158
State of Maryland      $56,574

    Provided on the following page is a graphic representation of the areas current income levels. Note the concentration of relative wealth adjacent to the subject south and southeast of the City of Westminster.

Retail Sales
    Another important statistic for retailers is the amount of retail sales expended by the population. The table following summarizes historic retail sales for the State of Maryland, the Baltimore MSA, and Carroll County since 1985.

                                    Retail Sales
                                        (000)
                        Baltimore        Carroll        State of
        Year               MSA           County         Maryland
        1985           $13,681,848    $  491,554     $28,863,392
        1990           $17,489,333    $  699,121     $36,836,986
        1991           $17,484,100    $  705,040     $36,385,417
        1992           $18,446,721    $  767,460     $38,204,984
        1993           $19,610,884    $  830,622     $40,363,984
        1994           $20,720,649    $1,227,308     $44,183,971
        1995           $21,744,811    $1,299,020     $45,643,984

Compound Annual
Growth Rate 1985-1996       +4.74%       -10.21%          +4.69%

Source: Sales and Marketing Management Survey of Buying Power

    Empirical data shows that retail sales within Carroll County have grown at a compound annual rate of 10.2 percent since 1985. This rate of increase has been well in excess of that shown by the state and MSA as a whole. Much of this annual change was driven by the sizable increase in retail sales in 1994.

Map showing primary trade area by average income

Mall Shop Sales
    While retail sales trends within the MSA and region lend insight into the underlying economic aspects of the market, it is the subject's sales history that is most germane to our analysis. Sales reported for mall shop tenants have been segregated on the following table.

Cranberry Mall
Mall Shop Sales
               Total       %        Mature        Unit           %
  Year       Mall Shop  Change     Mall Shop      Rate        Change
               Sales                Sales       Per Sq. Ft.*
1989       $28,151,000     --             --          --         --
1990       $29,175,000  +3.64%            --          --         --
1991       $29,942,000  +2.63%   $28,391,000     $218.02         --
1992       $31,961,000  +6.74%   $28,476,000     $221.94      +1.80%
1993       $33,056,000  +3.43%   $29,076,000     $224.50      +1.20%
1994       $33,870,000  +2.46%   $31,774,000     $229.70      +2.32%
1995       $31,988,000  (-5.6%)  $28,990,000     $242.20      +5.44%
1996       $32,196,000   +.65%   $27,967,000     $233.60     (-3.67%)

Compound Annual         +1.94%                                +1.39%
Growth

*   Based upon applicabl e reporting GLA for that particula r year.


    As can be seen from the above, aggregate mall shop sales have increased  at
an  average compound annual rate of  1.94 percent since  1989.   The total
sales of $32.20 million were equal to $208.40 per square foot in 1996, based on 154,475 square feet of total reporting GLA. It should be pointed out that these amounts are property totals and include sales from tenants who were terminated during the year. Furthermore, it should be emphasized that the sales reflect the aggregate change in sales and not an indication of comparable store sales.

    Comparable  store  sales  (also  known  as  same   store or comparable
sales) reflect the annual performance of stores in existence and reporting sales for the prior one year period. In management's year end sales report, they detail comparable store sales under the category "Mature Sales". The report shows mature stores increased by 5.4 percent in 1995 on a unit rate basis to $242.20 per square foot based on 119,686 reporting square feet. This number is "normalized" to be on a comparable basis with 1996 in terms of reporting GLA. In 1996, comparable store sales decreased by 3.6 percent to $233.60 per foot. Since 1991 when data for comparable sales was available, unit sales have grown by only 1.4 percent per annum which has lagged
inflation.   A complete sales report is contained in the Addenda.

    On balance, we have forecasted a 2 percent increase in mall shop sales in 1997 to approximately $238 per square foot.

Department Store Sales
    Department store sales at the subject property are shown on the following chart. Aggregate sales of $51.3 million were equal to $168.00 per square foot in 1996. In 1995, anchors produced aggregate sales of $51.6 million, or an average of $169 per square foot.

                     Cranberry Mall Department Store Sales
                                     ($000)
Year    Caldor   Sears   Leggett   Montgomery Ward   Total    Unit Rate *
1989   $10,217   $9,596   $8,088           --       $27,901      $129
1990   $10,683  $10,017   $8,700           --       $29,400      $136
1991   $11,198   $9,948   $9,265      $15,190       $45,601      $149
1992   $11,049  $10,654   $8,236      $14,258       $44,197      $145
1993   $11,752  $11,612   $8,697      $14,905       $46,966      $154
1994   $11,219  $13,275   $8,737      $15,612       $48,843      $160
1995   $11,882  $14,272   $9,183      $16,245       $51,552      $169
1996   $11,207  $15,595   $9,271      $15,236       $51,309      $168
Compound +1.3%    +7.2%    +2.0%        +.06%                   +3.8%
Annual Growth

* Based on applica ble GLA reporting.

    The highest grossing store at Cranberry Mall was Sears in 1996 with sales of $15.6 million, equivalent to $222.50 per square foot. Sears was also the most productive store in terms of sales per square foot. Alternately, Montgomery Ward had a 6.2 percent decrease in sales to $15,236,000 or $170.60
per square foot.   This  is  partly  due to some of  their  global problems
affecting the chain nationally.  Historically, they had been the highest
grossing  anchor store at Cranberry  Mall.   Caldor saw nearly  a  6.0 percent
decrease to $11.2 million or $137.90 per square foot. Caldor remains in bankruptcy and the chain contains to report lackluster results. Leggett had a
1.0 percent increase to $9.3 million or nearly $142 per square foot.

    On balance, the performance of the majors in 1996 can be considered mixed. Aggregate sales were down 0.5% from 1995, with only two of the four department stores posting increases.

Competition
    There  have  been  no  material changes  to  the competitive landscape with
the exception of a new Target store.   We would expect  this  store  to
continue being most directly competitive with Caldor.

Comments
    Within   the   shopping  center  industry,  a  trend toward specialization has evolved so as to maximize sales per square foot by deliberately meeting customer preferences rather than being all things to all people. This market segmentation is implemented through the merchandising of the anchor stores and the tenant mix of the mall stores. The subject has an attractive anchor alignment for the trade area which it serves.

    During the year there was a relatively good amount of tenant activity. Despite loosing some tenants to the global problems effecting many of the national and regional chains, several new deals were completed resulting in some net absorption. There are still some hard areas to lease and finding the right tenant(s) is a difficult task in today's leasing environment.

Conclusion
We have analyzed the retail trade history and profile of the Baltimore MSA and Carroll County in order to make reasonable assumptions as to the expected performance of the subject's trade area.

    A metropolitan and locational overview was presented which highlighted important points about the study area and demographic and economic data specific to the trade area was presented. The trade area profile discussed
encompassed  a  zip  code based analysis.   Marketing information relating to
these sectors was presented and analyzed in order to determine patterns of change and growth as it impacts the subject. Finally, we included a brief
discussion of some of the competitive retail centers in the market   area. The
data is useful in giving quantitative dimensions of the total trade area, while our comments serve to provide qualitative insight into this trade area. The following summarizes our key conclusions:

    - The subject enjoys a visible and accessible location within one of the nation's largest MSA economies.

    - The subject's primary and total trade area continues to grow at rates above the regional mean. Current demographic statistics show a total trade area of approximately 317,000 persons residing in nearly 116,000 households.

    - Sales for mature stores slipped 3.6 percent last year mirroring many of the global troubles that impacted retailers, particularly the apparel chains. However, the department stores were in direct contrast of this trend with all four anchors posting healthy increases.

    - Management needs to continue to aggressively pursue those tenant types which would compliment the overall merchandising flavor of the center. Vacancy is still relatively high. Since the mall has never been above 85.0 percent occupancy, we feel that it has a structural vacancy problem that results from too much GLA to support based on the size of the market area.

   - The mall has some near term risk with nearly 30 percent of the existing leases expiring before 1997 and Target coming on line this summer.

THE SUBJECT PROPERTY

Property Description
    The  Cranberry mall contains a gross leasable area of 525,702 square  feet
of  GLA.   The  subject site  is  situated  at the southeast quadrant of Routes
27 and 140 in Westminster, Maryland. The  total  area  of  the  site is 57.745
acres.   Overall, the property  was noted to be in good condition.  Outside  of tenant leasings and terminations, the only recent significant change to the mall was a 6,000 square foot addition to the cinema, increasing its
capacity from six to nine screens during 1994.   A discussion of recent leasing
activity can be found in the Income Approach section of this report.

    Another significant change to the property will come in 1997 when Leggett becomes a Belk store. Belk purchased Leggett in late-1996 and will convert
the store in March.  Management views this   change  as  positive  since  Belk
is  traditionally more aggressive in their marketing efforts.

    We would also note that, structurally and mechanically, the improvements appear to be in good condition. However, this type of analysis is beyond our expertise and is best made by a professional engineer. Our review of the local environs reveals that there are no external influences which negatively impact the value of the subject property.

    Over  the  course of the past year, Cranberry  Mall finished with  an
81.0 (m/l) percent  occupancy indicating  vacancy  of 19.0 percent.   As of
our previous report, the subject had an overall vacancy of approximately 19.5 percent, slightly higher than this analysis. Year-end 1994 showed a vacancy of about 20.0 percent.

Real Property Taxes and Assessments
    The subject property is assessed for the purpose of taxation by Carroll County, and by the City of Westminster. The current assessment for the subject is in the total amount of $19,600,000. The resulting tax liability is
$726,000 based on  current mill rates.   A  review of the subject's historical
tax liability  is shown below:

 Real Estate Taxes
  Year      Amount
1992/93    $704,336
1993/94    $566,183
1994/95    $664,400
1995/96    $670,520
1996/97    $726,000


Zoning
    The subject site is zoned P-RSC, Planned Regional Shopping Center by the City of Westminster. We are advised that this district permits a variety of retail uses including the subject's current utilization. HIGHEST AND BEST USE

    According  to the Dictionary of Real Estate Appraisal, Third Edition
(1993), a publication of the American Institute of Real Estate Appraisers, the highest and best use is defined as:

    The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

    In our last full narrative appraisal report, we evaluated the site's highest and best use as currently improved and as if vacant. In both cases, the highest and best use must meet these aforementioned criteria. After
considering all the  uses which are   physically   possible,  legally
permissible, financially feasible and maximally productive, it is our opinion that a concentrated retail use built to its maximum feasible FAR is the highest and best use of the mall site as if vacant. Similarly, we have considered the same criteria with regard to the highest and best use of the site as improved. After considering all pertinent data, it is our conclusion that the highest and best use of the site as improved is for its continued retail use. We believe that such a use will yield to ownership the greatest return over the longest period of time.

VALUATION PROCESS

    Appraisers typically use three approaches in valuing real property: The Cost Approach, the Income Approach and the Sales Comparison Approach. The type and age of the property and the quantity and quality of data effect the applicability in a specific appraisal situation.

    The Cost Approach renders an estimate of value based upon the price of obtaining a site and constructing improvements, both with equal desirability and utility as the subject property. Historically, investors have not emphasized cost analysis in purchasing investment grade properties such as regional malls The estimation of obsolescence for functional and economic conditions as well as depreciation on improvements makes this approach difficult at best. Furthermore, the Cost Approach fails to consider the value of department store commitments to regional shopping centers and the
difficulty of site assemblage for such properties.   As such, the Cost Approach
will not be employed in this analysis due to the fact that the marketplace does not rigidly trade leased shopping centers on a cost/value basis.

    The Sales Comparison Approach is based on an estimate of value derived from the comparison of similar type properties which have recently been sold. Through an analysis of these sales, efforts are made to discern the actions of buyers and sellers active in the marketplace, as well as establish relative unit values upon which to base comparisons with regard to
the mall.   This  approach has a direct application  to  the subject property.
Furthermore, this approach has been used to develop investment indices and parameters from which to judge the reasonableness of our principal approach, the Income Approach.

    By definition, the subject property is considered an income/ investment property. Properties of this type are historically bought and sold on the ability to produce economic benefits, typically in the form of a yield to the
purchaser on investment capital.   Therefore,  the  analysis of income
capabilities are particularly germane to this property since a prudent and knowledgeable investor would follow this procedure in analyzing its investment qualities. Therefore, the Income Approach has been emphasized as our primary methodology for this valuation. This valuation concludes with a final estimate of the subject's market value based upon the total analysis as presented herein.

SALES COMPARISON APPROACH

Methodology
    The Sales Comparison Approach provides an estimate of market value by comparing recent sales of similar properties in the surrounding or competing area to the subject property. Inherent in this approach is the principle of substitution, which holds that, when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

    By analyzing sales that qualify as arms-length transactions between willing and knowledgeable buyers and sellers, market value and price
trends  can be identified. Comparability  in physical,   locational,  and
economic  characteristics   is an important criterion when comparing sales to
the subject property. The basic steps involved in the application of this approach are as follows:

1. Research recent, relevant property sales and current offerings throughout the competitive marketplace;

2. Select and analyze properties considered most similar to the subject, giving consideration to the time of sale, change in economic conditions which may have occurred since date of sale, and other physical, functional, or locational factors;

3. Identify sales which include favorable financing and calculate the cash equivalent price; and

4. Reduce the sale prices to a common unit of comparison, such as price per square foot of gross leasable area sold;

5. Make appropriate adjustments between the comparable properties and the property appraised; and

6. Interpret the adjusted sales data and draw a logical value conclusion.

    The most widely-used, market-oriented units of comparison for properties
such as the subject are the sale price per square foot of   gross  leasable
area (GLA) purchased, and the overall capitalization rate extracted from the sale. This latter measure will be addressed in the Income Capitalization Approach which follows this methodology. An analysis of the inherent sales multiple also lends additional support to the Sales Comparison Approach.

Market Overview
    The typical purchaser of properties of the subject's caliber includes both foreign and domestic insurance companies, large retail developers, pension
funds, and  real  estate investment trusts  (REITs).   The  large capital
requirements necessary to participate in this market and the expertise demanded to successfully operate an investment of this type, both limit the number of active participants and, at the same time, expand the geographic
boundaries  of  the  marketplace  to   include the international  arena.   Due
to the relatively small number of market participants and the moderate amount of quality product available in the current marketplace, strong demand exists for the nation's quality retail developments.

    Most institutional grade retail properties are existing, seasoned centers with good inflation protection. These centers offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. They tend to be characterized as having three to five department store anchors, most of which are dominant in the market. Mall shop sales are at least $300 per square foot and the trade area offers good
growth potential in terms of population  and income levels.   Equally important
are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners
have accelerated their    renovation   and   remerchandising   programs. Little
competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities continue to be serious impediments to new retail developments.

    Over the past 18(m/l) months, we have seen real estate investment return  to
favor  as  an  important part of  many institutional investors'   diversified
portfolios.   Banks  are aggressively competing  for  business, trying to regain market share lost to Wall Street, while the more secure life insurance companies are also reentering the market. The re-emergence of real estate investment trusts (REITs) has helped to provide liquidity within the real estate market, pushing demand for well-tenanted, quality property, particularly regional malls. Currently, REITs are one of the most active segments of the industry and are particularly attractive to institutional investors due to their liquidity. However, overbuilding in the retail industry has resulted in the highest GLA per capita ever (19 square feet per person). As a consequence, institutional investors are more selective than ever with  their
underwriting  criteria.   Many  investors  are even shunning  further  retail
investment at this time, content that their portfolios have a sufficient weighting in this segment.

    The market for dominant Class A institutional quality malls is tight, as characterized by the limited amount of good quality product available. It is the overwhelming consensus that Class A property would trade in the 7.0 to
8.0 percent capitalization rate range, with rates below 7.5 percent likely limited to the top 15 to 20 malls with sales at least $350 per square foot. Conversely, there are many second tier and lower quality malls offered on the market at this time. With limited demand from a much thinner market, cap rates for this class of malls are felt to be in the much broader 9.5 to
14.0 percent range. Pessimism about the long term viability of many of these lower quality malls has been fueled by the recent turmoil in the retail industry.

    To   better  understand  where  investors  stand  in today's marketplace, we have surveyed active participants in the retail investment market. Based upon our survey, the following points summarize some of the more important "hot buttons" concerning investors:

    1. Occupancy Costs - This "health ratio" measure is of fundamental concern today. The typical range for total occupancy cost-to-sales ratios falls between
10.0 and 15.0 percent. With operating expenses growing faster than sales in many malls, this issue has become even more important. As a general rule of thumb, malls with sales under $250 per square foot generally support ratios of
10.0 to 12.0 percent; $250 to $300 per square foot support 12.0 to 13.5 percent; and over $300 per square foot support 13.5 to 15.0 percent. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to 20.0 percent are not uncommon for some higher margin tenants. This appears to be by far the most important issue to an investor today. Investors are looking for long term growth in cash flow and want to realize this growth through real rent increases. High occupancy costs limit the amount of upside through lease rollovers.

    2. Market Dominance - The mall should truly be the dominant mall in the market, affording it a strong barrier to entry for new competition. Some respondents feel this is more important than the size of the trade area itself.

    3. Strong Anchor Alignment - Having at least three department stores (four are ideal), two of which are dominant in that market. The importance of the traditional department store as an anchor tenant has returned to favor after several years of weak performance and confusion as to the direction of the industry. As a general rule, most institutional investors would not be attracted to a two-anchor mall.

    4. Entertainment - Entertainment has become a critical element at larger centers as it is designed to increase customer traffic and extend customer staying time. This loosely defined term covers a myriad of concepts available ranging from mini-amusement parks, to multiplex theater and restaurant themes, to interactive virtual reality applications. The capacity of regional/ super-regional centers to provide a balanced entertainment experience well serve to distinguish these properties from less distinctive formats such as power and smaller outlet centers.

     5. Dense Marketplace - Several of the institutional investors favor markets of 300,000 to 500,000 people or greater within a 5 to 7 mile radius. Population growth in the trade area is also very important. One advisor likes to see growth 50.0 percent better than the U.S. average. Another investor cited that they will look at trade areas of 200,000(m/l) but that if there is no population growth forecasted in the market, a 50(m/l) basis point adjustment to the cap rate at the minimum is warranted.

     6. Income Levels - Household incomes of $50,000+ which tends to be limited in many cases to top 50 MSA locations. Real growth with spreads of 200 to 300 basis points over inflation are ideal.

    7. Good Access - Interstate access with good visibility and a location within or proximate to the growth path of the community.

    8. Tenant Mix - A complimentary tenant mix is important. Mall shop ratios of 35(m/l) percent of total GLA are considered average with 75.0 to 80.0 percent allocated to national tenants. Mall shop sales of at least $250 per square foot with a demonstrated positive trend in sales is also considered to be important.

    9. Physical Condition - Malls that have good sight lines, an updated interior appearance and a physical plant in good shape are looked upon more favorably. While several developers are interested in turn-around situations, the risk associated with large capital infusions can add at least 200 to 300 basis points onto a cap rate.

    10. Environmental Issues - The impact of environmental problems cannot be understated. There are several investors who won't even look at a deal if there are any potential environmental issues no matter how seemingly insignificant.

     11. Operating Covenants - Some buyers indicated that they would not be interested in buying a mall if the anchor store operating covenants were to expire over the initial holding period. Others weigh each situation on its own merit. If it is a dominant center with little likelihood of someone coming into the market with a new mall, they are not as concerned about the prospects of loosing a department store. If there is a chance of loosing an anchor, the cost of keeping them must be weighed against the benefit. In many of their malls they are finding that traditional department stores are not always the optimum tenant but that a category killer or other big box use would be a more logical choice.

    In the following section we will discuss trends which have become apparent over the past several years involving sales of regional malls.

Regional Mall Property Sales
    Evidence has shown that mall property sales which include anchor stores have lowered the square foot unit prices for some comparables, and have
affected investor  perceptions.   In our discussions  with major shopping
center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues affecting department store anchors. Traditionally, department stores have been an integral component of a successful shopping center and, therefore, of similar investment quality if they were performing satisfactorily.

    During  the  1980's a number of acquisitions,  hostile take- overs   and
restructurings occurred in the department store industry which changed the playing field forever. Weighted down by intolerable debt, combined with a slumping economy and a shift in shopping patterns, the end of the decade was marked by a number of bankruptcy filings unsurpassed in the industry's
history.   Evidence of further weakening continued into 1991- 1992 with filings
by  such major firms as Carter Hawley  Hale, P.A. Bergner    &    Company, and
Macy's.     In    early 1994, Woodward  &  Lothrop  announced their  bankruptcy involving two department store divisions that dominate the Philadelphia and Washington D.C. markets. Most of the stores have since been acquired by the May Department Stores Company, effectively ending the existence of the 134 year old Wanamaker name, the nation's oldest department store company.

    More recently, however, department stores have been reporting a return to profitability resulting from increased operating economies and higher sales volumes. Sears, once marked by many for extinction, has more recently won the praise of analysts. Federated Department Stores has also been acclaimed as a text book example on how to successfully emerge from bankruptcy. They have merged with Macy's and more recently acquired the Broadway chain to form
one  of  the nation's largest  department store companies.   The trend of
further consolidation and vulnerability of the regional chains continued throughout 1996.

    With all this in mind, investors are looking more closely at the strength of the anchors when evaluating an acquisition. Most of our survey respondents were of the opinion that they were indifferent to acquiring a center that included the anchors versus stores that were independently owned if they
were good performers.   However,  where  an  acquisition  includes anchor
stores, the resulting cash flow is typically segregated with the income attributed to anchors (base plus percentage rent) analyzed at a higher cap rate then that produced by the mall shops.

    However,  more  recent  data  suggests  that  investors are becoming more
troubled by the creditworthiness of the mall shops. With   an   increase   in
bankruptcies,   store   closures and consolidations,  we  see investors looking
more closely at the strength and vulnerabilities of the in-line shops. As a result, there has been a marked trend of increasing capitalization rates.

    Cushman  &  Wakefield has extensively tracked  regional mall transaction
activity for several years.   In  this analysis  we discuss sale trends since
1991.  Summary data sheets for the more recent  period  (1995  to 1996) are
displayed  on  the Following Pages.   Summary information for prior years (1991
to 1994) are maintained in our files. These sales are inclusive of good quality Class A or B+/B- properties that are dominant in their market. Also included are weaker properties in second tier cities that have a narrower investment appeal. As such, the mall sales presented in this analysis show a wide variety of prices on a per unit basis, ranging from $59 per square foot up to $686 per square foot of total GLA purchased. When expressed on the basis of mall shop GLA acquired, the range is more broadly
seen to  be $93   to  $686 per  square  foot.   Alternatively,  the overall
capitalization rates that can be extracted from each transaction range from
5.60 percent to rates in excess of 11.0 percent.

    One obvious explanation for the wide unit variation is the inclusion (or exclusion) of anchor store square footage which has the tendency to distort unit prices for some comparables. Other sales include only mall shop area where small space tenants have higher rents and higher retail sales per square foot. A shopping center sale without anchors, therefore, gains all the benefits of anchor/small space synergy without the purchase of the anchor square
footage.   This drives up unit prices to  over  $250 per square foot, with most
sales over $300 per square foot of salable area.    A   brief  discussion  of
historical  trends  in mall transactions follows

Regional Mall Sales - 1995 Transaction Chart
(includes data on 1995 sales of regional malls)

Regional Mall Sales - 1996 Transaction Chart
(includes data on 1996 sales of regional malls)

The fourteen sales included for 1991 show a mean price per square foot sold of $282. On the basis of mall shop GLA sold, these sales present a mean of $357. Sales multiples range from .74 to 1.53 with a mean of 1.17. Capitalization rates range from 5.60 to 7.82 percent with an overall mean of
6.44 percent. The mean terminal capitalization rate is approximately 100 basis points higher, or 7.33 percent. Yield rates range between 10.75 and
13.00 percent, with a mean of 11.52 percent for those sales reporting IRR expectancies.

In 1992, the eleven transactions display prices ranging from $136 to $511 per square foot of GLA sold, with a mean of $259 per square foot. For mall shop area sold, the 1992 sales suggest a mean price of $320 per square foot. Sales multiples range from .87 to 1.60 with a mean of 1.07. Capitalization rates range between 6.00 and 7.97 percent with the mean cap rate calculated at 7.31 percent for 1992. For sales reporting a going-out cap rate, the mean is shown to be 7.75 percent. Yield rates range from 10.75 to around 12.00 percent with a mean of 11.56 percent.

For 1993, a total of sixteen transactions have been tracked. These sales show an overall average sale price of $242 per square foot based upon total GLA sold and $363 per square foot based solely upon mall GLA sold. Sales multiples range from .65 to 1.82 and average 1.15. Capitalization rates continued to rise in 1993, showing a range between 7.00 and 10.10 percent. The overall mean has been calculated to be 7.92 percent. For sales reporting estimated terminal cap rates, the mean is also equal to 7.92 percent. Yield rates for 1993 sales range from 10.75 to 12.50 percent with a mean of 11.53 percent for those sales reporting IRR expectancies. On balance, the year was notable for the number of dominant Class A malls which transferred.

Sales data for 1994 shows fourteen confirmed transactions with an average unit price per square foot of $197 per square foot of total GLA sold and $288 per square foot of mall shop GLA. Sales multiples range from .57 to 1.43 and average .96. The mean going-in capitalization rate is shown to be 8.37 percent. The residual capitalization rates average 8.13 percent. Yield rates range from 10.70 to 11.50 percent and average 11.17 percent. During 1994, many of the closed transactions involved second and third tier malls. This accounted for the significant drop in unit rates and corresponding increase in cap rates. Probably the most significant sale involved the Riverchase Galleria, a 1.2 million square foot center in Hoover, Alabama. LaSalle Partners purchased the mall of behalf of the Pennsylvania Public School Employment Retirement System for $175.0 million. The reported cap rate was approximately 7.4 percent.

Cushman & Wakefield has researched 19 mall transactions for 1995. With the exception of possibly Natick Mall and Smith Haven Mall, by and large the quality of malls sold are lower than what has been shown for prior years. For example, the average transaction price has been slipping. In 1993, the peak year, the average deal was nearly $133.8 million. In 1995, it is shown to be $88.6 million which is even skewed upward by Natick and Smith Haven Malls which had a combined price of $486.0 million. The average price per square foot of total GLA sold is calculated to be $193 per square foot. The range in values of mall GLA sold are $93 to $686 with an average of $285 per square foot. The upper end of the range is formed by Queens Center with mall shop sales of nearly $700 per square foot. Characteristics of these lesser quality malls would be higher initial capitalization rates. The range for these transactions is 7.25 to 11.10 percent with a mean of 9.13 percent. Most market participants indicated that continued turmoil in the retail industry will force cap rates to move higher.

1996 has been the most active year in recent times in terms of transactions. REIT's have far and away been the most active buyers. We believe this increase in activity is a result of a combination of dynamics. The liquidity of REIT's as well as the availability of capital has made acquisitions much easier. In addition, sellers have become much more realistic in there pricing, recognizing that the long term viability of a regional mall requires large infusions of capital. The 26 transactions we have tracked range in size from approximately $22.2 million to $266.0 million. The malls sold also run the gamut of quality ranging from several secondary properties in small markets to such higher profile properties as Old Orchard Shopping Center in Chicago and South Park Mall in Charlotte. Sale prices per SF of mall shop GLA range from $126 to $534 with a mean of $242. REIT's primary focus on initial return with their underwriting centered on in place income. As such, capitalization rates ranged from 7.0 percent to 12.0 percent with a mean of 9.35 percent.

    While these unit prices implicitly contain both the physical and economic factors affecting the real estate, the statistics do not explicitly convey
many of the details surrounding a specific property.   Thus,  this  single
index to the valuation of the subject property has limited direct application. The price per square foot of mall shop GLA acquired yields one
common form  of comparison.   However,  this can be distorted  if  anchor
and/or other major tenants generate a significant amount of income. Chart A, following, shows this relationship along with other selected indices.

                         CHART A *
                 Selected Average Indices
Transact    Price/SF     Price/SF Range   Sales  Capitaliz
ion Year    Range **      of Mall Shop    Multi    ation
            of Total        GLA/Mean       ple     Rates
            GLA/Mean
  1991    $156 - $556     $203 - $556     1.17     6.44%
              $282            $357
  1992    $136 - $511     $226 - $511     1.07     7.31%
              $259            $320
  1993    $  73 - $471    $173 - $647     1.15     7.92%
              $242            $363
  1994    $  83 - $378    $129 - $502     0.96     8.37%
              $197            $288
  1995    $  53 - $686    $  93 - $686    0.96     9.13%
              $193            $284
  1996    $  58 - $534    $126 - $534     0.84     9.35%
              $190            $242

*   Includes all transactions for particular year
**  Based on total GLA acquired


    The chart above shows that the annual average price per square foot of total GLA acquired has ranged from $190 to $282 per square foot. A declining trend has been in evidence as cap rates have risen. As discussed, one of the factors which may influence the unit rate is whether or not anchor stores are included in the total GLA which is transferred. Thus, a further refinement can be made between those malls which have transferred with anchor space and those which have included only mall GLA. The price per square foot of mall shop GLA has declined from a high of $357 per square foot
in 1991 to $242 per square foot  in 1996.   In  order to gain a better
perspective into this measure, we can isolate only those sales which involved a transfer of the mall shop GLA. Chart B, following, makes this distinction. We have displayed only the more recent transactions (1995- 1996).

                 CHART B
      Regional Mall Sales Involving
          Mall Shop Space Only
-------1995--------  -------1996--------
Sale   Unit    NOI   Sale   Unit    NOI
No.    Rate    Per    No.   Rate    Per
               SF                    SF
95-1   $686   $66.58 96-6   $126   $15.12

95-3   $342   $26.68 96-8   $144   $14.84

95-4   $259   $22.42 96-9   $281   $25.12

95-7   $237   $17.21 96-10  $433   $30.34

                     96-16  $145   $11.27

                     96-17  $270   $29.74

                     96-18  $534   $40.03

                     96-21  $508   $35.57

                     96-23  $342   $29.11

                     96-24  $225   $17.32

                     96-25  $239   $17.44

Mean   $381   $33.22        $295   $24.17



    From the above we see that the mean unit rate for sales involving mall shop GLA only has ranged from approximately $126 to $686 per square foot with yearly averages of $295 and $381 per square foot for the most recent two year period. We recognized that these averages may be skewed somewhat by the size of the sample, particularly in 1995.

    Alternately, where anchor store GLA has been included in the sale, the unit rate is shown to range widely from $53 to $410 per square foot of salable area, indicating a mean of $143 per square foot in 1995, and only $113 per square foot in 1996. Chart C, following, depicts this data.

                 CHART C
      Regional Mall Sales Involving
        Mall Shops and Anchor GLA
Sale   Unit    NOI    Sale   Unit   NOI
 No.   Rate    Per    No.    Rate   Per
                SF                   SF
95-2   $410   $32.95   96-1    $278  $22.54

95-5   $272   $21.05   96-2    $130  $13.62

95-6   $ 91    $8.64   96-3    $129  $13.57

95-8   $105    $9.43   96-4    $108  $10.70

95-9   $122   $11.60   96-5    $122  $11.06

95-10  $ 95   $ 8.80   96-7    $ 58  $ 6.58

95-11  $ 53   $ 5.89   96-11   $ 73  $ 8.02

95-12  $ 79   $ 8.42   96-12   $102  $10.21

95-13  $ 72   $ 7.16   96-13   $117  $10.96

95-14  $ 96   $ 9.14   96-14   $ 77  $ 7.78

95-15  $212   $17.63   96-15   $ 92  $ 9.52

95-16  $ 56   $ 5.34   96-19   $ 91  $ 8.40

95-17  $ 59   $ 5.87   96-20   $ 66  $ 6.81

95-18  $143   $11.11   96-22   $170  $12.75

95-19  $287   $22.24   96-26   $ 75  $ 8.01

 Mean  $143   $12.35   Mean    $113  $10.70

*  Sale included peripheral GLA

Analysis of Sales
    Within Charts B and C, we have presented a summary of several transactions involving regional and super-regional-sized retail shopping malls from which price trends may be identified for the extraction of value parameters. These transactions have been segregated by year of acquisition so as to lend additional perspective on our analysis. Comparability in both physical and economic characteristics are the most important criteria for analyzing sales in relation to the subject property. However, it is also important to recognize the fact that regional shopping malls are distinct entities by virtue of age and design, visibility and accessibility, the market segmentation created by anchor stores and tenant mix, the size and purchasing power of the particular trade area, and competency of management. Thus, the "Sales Comparison Approach", when applied to a property such as the subject can, at best, only outline the parameters in which the typical investor operates. The majority of these sales transferred either on an all cash (100
percent equity) basis  or its   equivalent   utilizing   market-based
financing. Where necessary, we have adjusted the purchase price to its cash equivalent basis for the purpose of comparison.

    As  suggested,  sales  which include anchors  typically have lower  square
foot unit prices.  In our discussions  with major shopping   center   owners
and  investors,   we   learned that capitalization rates and underwriting
criteria have become more sensitive to the contemporary issues dealing with the department store anchors. As such, investors are looking more closely than
ever   at  the  strength  of  the  anchors  when  evaluating an acquisition.

    As   the  reader  shall  see,  we  have  attempted  to make comparisons  of
the transactions to the subject primarily along economic  lines.   For  the
most part, the transactions have involved dominant or strong Class A centers in top 50 MSA locations which generally have solid, expanding trade areas and good income profiles. Some of the other transactions are in decidedly inferior second tier locations with limited growth potential and near term vacancy problems. These sales tend to reflect lower unit rates and higher capitalization rates.

Application to Subject Property

    Because the subject is theoretically selling both mall shop GLA and owned department stores, we will look at the recent sales summarized in Chart C more closely. As a basis for comparison, we will analyze the subject based upon projected net operating income. First year NOI has been projected to be $8.65 per square foot (CY 1997), based upon 525,702 square feet of owned GLA. Derivation of the subject's projected net operating income is presented in the Income Capitalization Approach section of this report as calculated by the Pro-Ject model. With projected NOI of $8.65 per square foot, the subject falls toward the low end of the range exhibited by most of the comparable sales.

    Since the income that an asset will produce has direct bearing on the price that a purchaser is willing to pay, it is obvious that a unit price which falls at the high-end of the range indicated by the comparables would be applicable to the subject. The subject's anticipated net income can be initially compared to the composite mean of the annual transactions in order to place the subject in a frame of reference. This is shown on the following chart.

Sales   Mean     Subject       Subject
Year    NOI      Forecast      Ratio
 1991    $14.25     $8.65        60.7%
 1992    $16.01     $8.65        54.0%
 1993    $15.51     $8.65        55.8%
 1994    $15.62     $8.65        55.4%
 1995    $12.35     $8.65        70.0%
 1996    $10.70     $8.65        80.8%

* Data for years 1991 through 1994 are
retained in our files.


    With first year NOI forecasted at approximately 54 to 81 percent of the mean of these sales in each year, the unit price which the subject property would command should be expected to fall within a relative range.

Net Income Multiplier Method
    Many of the comparables were bought on expected income, not gross leasable area, making unit prices a somewhat subjective reflection of investment behavior regarding regional malls. In order to quantify the appropriate adjustments to the indicated per square foot unit values, we have compared the subject's first year pro forma net operating income to the pro forma income of the individual sale properties. In our opinion, a buyer's criteria for the purchase of a retail property is predicated primarily on the property's income characteristics. Thus, we have identified a relationship between the net operating income and the sales price of the property. Typically, a higher net operating income per square foot corresponds to a higher sales price per square foot. Therefore, this adjustment incorporates factors such as location, tenant mix, rent levels, operating characteristics, and building quality.

    Provided below, we have extracted the net income multiplier from each of the improved sales. We have included only the more recent sales data (1995/96). The equation for the net income multiplier (NIM), which is the inverse of the equation for the capitalization rate (OAR), is calculated as follows:

   NIM   =    Sales Price
         Net Operating Income

     Net Income Multiplier Calculation
                              = Net Income
 Sale    Price/SF /   NOI/SF   Multiplier
  No.
 95-6      $  91      $8.64       10.53
 95-8      $ 105      $9.43       11.13
 95-10     $  95      $8.80       10.80
 95-14     $  96      $9.14       10.50
 96-11     $  73      $8.02        9.10
 96-14     $  77      $7.78        9.90
 96-15     $  92      $9.52        9.66
 96-19     $  91      $8.40       10.83
 96-26     $  75      $8.01        9.36
 Mean      $  88      $8.64       10.20


    Valuation  of the subject property utilizing the  net income multipliers
(NIMs) from the comparable properties accounts for the disparity of the net operating incomes ($NOIs) per square foot between the comparables and the
subject.   Within this technique, each of the adjusted NIMs are multiplied by the $NOI per square foot of the subject, which produces an adjusted value indication for the subject. The net operating income per square foot for the subject property is calculated as the first year of the holding period, as detailed in the Income Capitalization Approach section of this report.

Adjusted Unit Rate Summary
Net Income = $/SF No.

Indicated Sale          NOI/SF  Net Income      Indicated
                                x  Multiplier   Price = $/SF No.

95-6                    $8.65   10.53           $91

95- 8                   $8.65   11.13           $96

95-10                   $8.65   10.80           $93

95-14                   $8.65   10.50           $91

96- 11                  $8.65    9.10           $79

96-14                   $8.65    9.90           $86

96-15                   $8.65    9.66           $84

96-19                   $8.65   10.83           $94

96-26                   $8.65    9.36           $81

Mean                    $8.65   10.20           $88


    From the process above, we see that the indicated net income multipliers range from 9.10 to 11.13 with a mean of 10.20. The adjusted unit rates range from $79 to $96 per square foot of owned GLA with a mean of $88 per square foot.

    We recognize that the sale price per square foot of gross leasable area, including land, implicitly contains both the physical and economic factors of the value of a shopping center. Such statistics by themselves, however, do not explicitly convey many of the details surrounding a specific income producing property like the subject. Nonetheless, the process we have undertaken here is an attempt to quantify the unit price based upon the subject's income producing potential.

    The subject, although considered the dominant property for its trade area, has less than average growth potential in terms of its net income/cash flow. There is also some near term rent roll risk with a number of leases expiring and its anchor profile has some cause for concern.

    As  such, we would be inclined to be at the lower end of the adjusted range
for   the   comparables.    Considering the characteristics of the subject
relative to the above, we believe that  a  unit  rate  range  of $75 to  $80
per  square foot  is appropriate.   Applying this unit rate range to  525,702
(m/l) square feet  of  owned  GLA  results in a value of  approximately
$39.4 million to $42.0 million for the subject as shown below.

                    525,702 SF     525,702 SF
                    x   $75        x   $80
                $39,428,000    $42,056,000

   Rounded Value Estimate - Market Sales Unit Rate
Comparison
                   $39,400,000 to $42,000,000

Sales Multiple Method
    Arguably,  it  is  the mall shop GLA sold and  its intrinsic economic
profile that is of principal concern in the investment decision  process.   A
myriad of factors  influence  this rate, perhaps   none  of  which  is  more
important  than  the sales performance   of   the  mall  shop  tenants.
Accordingly, the abstraction of a sales multiple from each transaction lends additional perspective to this analysis.

    The sales multiple measure is often used as a relative indicator of the reasonableness of the acquisition price. As a rule of thumb, investors will look at a sales multiple of 1.00 as a benchmark, and will look to keep it
within a range of 0.75  to 1.25   times  mall  shop  sales  performance  unless
there are compelling reasons why a particular property should deviate.

    The  sales multiple is defined as the sales price per square foot  of mall
GLA  divided by average mall shop sales per square foot.   As  this
reasonableness test is predicated upon the economics of the mall shops, technically, any income (and hence value) attributed to anchors that are acquired with the mall as tenants should be segregated from the transaction.
As an income (or   sales)  multiple  has  an  inverse  relationship with   a
capitalization rate, it is consistent that, if a relatively low capitalization rate is selected for a property, it follows that a correspondingly
above-average  sales  (or  income) multiple  be applied.   In  most instances,
we are not privy to the anchor's contributions to net income. Therefore, the analysis shown below is limited to those sales which involved mall shop GLA only.

 Sales Multiple Summary
---------------------------------
 Sale     Going-In     Sales
  No.       OAR       Multiple
95-  1      9.71%       1.00
95-  3      7.80%       1.01
95-  4      8.66%       0.99
95-  7      7.25%       0.82
96-  6     12.00%       0.33
96-  8     10.31%       0.67
96-  9      8.95%       0.85
 96-10      7.00%       1.08
 96-16      7.75%       0.53
 96-17     11.00%       0.71
 96-18      7.50%       1.17
 96-21      7.00%       1.27
 96-23      8.50%       1.14
 96-24      7.70%       0.87
 96-25      7.30%       0.96
 Mean       8.56%       0.89


    The mall sales involing solely mall shop GLA for the years 1995/1996 show sales multiples that range from 0.33 to 1.27 with a mean of about 0.89. As evidenced, the more productive malls with higher sales volumes on a per square foot basis tend to have higher sales multiples. Furthermore, the higher multiples tend to be in evidence where an anchor(s) is included in the sale.

    Based upon forecasted sales performance in 1997, the subject should produce sales of about $238 per square foot for all comparable store tenants, including food court.

    In the case of the subject, the overall capitalization rate being utilized for this analysis is considered to be above the mean exhibited by the comparable sales. As such, we would be inclined to utilize a multiple below the mean indicated by the sales which is applied to just the mall shop space.
In addition, the   subject  has  a  below  average  sales  and  income growth potential. Applying a ratio of say, 0.60 to 0.65 percent to the forecasted sales of $238 per square foot, the following range in value is indicated:

               Unit Sales Volume (Mall Shops)     $  238      $  238
               Sales Multiple                     x 0.60      x 0.65
               Adjusted   Unit   Rate            $142.80     $154.70

               Mall  Shop  GLA                  x194,271    x194,271
               Value Indication              $27,742,000 $30,054,000

The analysis shows an adjusted value range of approximately $27.7 to $30.1 million. Inherent in this exercise are mall shop sales which are projections based on our investigation into the market which might not fully measure investor's expectations. It is clearly difficult to project with any certainty what the mall shops might achieve in the future, particularly as the lease-up is achieved and the property brought to stabilization. While we may minimize the weight we place on this analysis, it does, nonetheless, offer a reasonableness check against the other methodologies. We have also considered in this analysis the fact that the owned anchors and other major tenants are forecasted to contribute approximately $1.5 million in revenues in 1997 (base rent obligations and overage rent). If we were to capitalize this revenue separately at an 10.5 percent rate, the resultant effect on value is approximately $14.3 million.

    Arguably, department stores have qualities that add certain increments of risk over and above regional malls, wherein risk is mitigated by the diversity of the store types. A recent Cushman & Wakefield survey of free-standing retail building sales consisting of net leased discount department stores, membership warehouse clubs, and home improvement centers, displayed a range in overall capitalization rates between 8.8 and 10.9 percent with a mean of approximately 9.6 percent. All sales occurred with credit worthy national tenants in place.

    Trends indicate that investors have shown a shift in preference to initial return and, as will be discussed in a subsequent section, overall capitalization rates have been showing increases over the past several
years.   Moreover, when the  acquisition  of a shopping mall includes  anchor department stores, investors will typically segregate income attributable to the anchors and analyze these revenues with higher capitalization rates than those revenues produced by the mall shops.

    Therefore, based upon the preceding discussion, it is our opinion that overall capitalization rates for department stores are reasonably reflected by a range of 9.5 to 11.0 percent. We have chosen a rate toward the middle of
the range  due  to the locational   attributes   of  the  subject's   trade
area and characteristics of the subject property.

    Therefore, adding the anchor income's implied contribution to value of $14.3 million, the resultant range is shown to be approximately $42.0 to $44.4 million. Giving consideration to all of the above, the following value range is warranted for the subject property based upon the sales multiple analysis.

             Estimated Value - Sales Multiple Method
              Rounded to $42,000,000 to $44,400,000

Value Conclusion

    We have considered all of the above relative to the physical and economic characteristics of the subject. It is difficult to relate the subject to comparables that are in such widely divergent markets with different cash flow characteristics. The subject's "second tier" location in a trade area with limited growth does not appeal to the broad segment of the investor marketplace. The mall, still has high vacancy levels and a low representation
of  national  credit  tenants.    It   is also represented  by  two anchor
stores that continue to  have global troubles.

    After considering all of the available market data in conjunction with the characteristics of the subject property, the indices of investment that generated our value ranges are as follows:

Unit Price Per Square Foot

 Salable Square Feet:                   525,702(m/l) SF

 Price Per SF of Salable Area:          $75 to $80

 Indicated Value Range:                 $39,400,000 to $42,000,000

Sales Multiple Analysis

 Indicated Value Range                  $42,000,000 to $44,400,000


    The parameters above show a value range of approximately $39.4 to $44.4 million for the subject property. Based on our total analysis, relative to the strengths and weaknesses of each methodology, it would appear that the Sales Comparison Approach indicates a Market Value for the subject within the more defined range of $40.0 to $42.0 million for the subject as of January 1, 1997.

         Market Value As Is - Sales Comparison Approach
              Rounded to $40,000,000 to $42,000,000

INCOME APPROACH

Introduction

The Income Approach is based upon the economic principle that the value of a property capable of producing income is the present worth of anticipated future net benefits. The net income projected is translated into a present
value indication using the capitalization   process.    There   are   various
methods of capitalization that are based on inherent assumptions concerning the quality, durability and pattern of the income projection.

    Where the pattern of income is irregular due to existing leases that will terminate at staggered, future dates, or to an absorption or stabilization requirement on a newer development, discounted cash flow analysis is the most accurate.

    Discounted Cash Flow Analysis (DCF) is a method of estimating the present worth of future cash flow expectancies by individually discounting each anticipated collection at an appropriate discount rate. The indicated market value by this approach is the accumulation of the present worth of
future projected   years'   net   income  (before   income   taxes and
depreciation) and the present worth of the reversion (the estimated property value at the end of the projection period). The estimated value of the reversion at the end of the projection period is based upon the capitalization of the next year's projected net operating income. This is the more appropriate method to use in this assignment, given the step up in lease rates and the long term tenure of retail tenants.

    A second method of valuation, using the Income Approach, is to directly capitalize a stabilized net income based on rates extracted from the market or built up through mortgage equity analysis. This is a valid method of estimating the market value of the property as of the achievement of stabilized operations. In the case of the subject, operations are not
forecasted  to achieve  stabilization  for  several  years.   Thus,  the direct
capitalization  method  has  been  omitted  from  the valuation process.

Discounted Cash Flow Analysis

The  Discounted Cash Flow (DCF) produces an estimate of value through an economic analysis of the subject property in which the net income generated by the asset is converted into a capital sum at an appropriate rate. First, the revenues which a fully informed investor can expect the subject to produce over a specified time horizon are established through an analysis of the current rent roll, as well as the rental market for
    similar properties.    Second,   the projected  expenses   incurred in
    generating  these  gross  revenues are deducted.   Finally, the residual
    net income is discounted into a capital sum at an appropriate rate which is then indicative of the subject property's current value in the marketplace.

    In this Income Approach to the valuation of the subject, we have utilized a 10 year holding period for the investment with the cash flow analysis commencing on January 1, 1997. Although an asset such as the subject has a much longer useful life, investment analysis becomes more meaningful if limited to a time period considerably less than the real estate's economic life, but of sufficient length for an investor. A 10-year holding period
for  this investment is long enough to model the asset's performance   and
benefit  from  its  continued   lease-up and remerchandising,  but  short
enough to reasonably estimate the expected income and expenses of the real estate.

The revenues and expenses which an informed investor may expect to incur from the subject property will vary, without a doubt, over the holding period. Major investors active in the market for this type of real estate establish certain parameters in the computation of these cash flows and criteria for decision making which this valuation analysis must include if it
is to  be truly  market-oriented.   These current computational parameters are
dependent upon market conditions in the area of the subject property as well as the market parameters for this type of real estate which we view as being national in scale.

    By forecasting the anticipated income stream and discounting future value at reversion into current value, the capitalization process may be applied to derive a value that an investor would pay to receive that particular income stream. Typical investors price real estate on their expectations of the magnitude of these benefits and their judgment of the risks involved. Our valuation endeavors to reflect the most likely actions of typical buyers and sellers of property interest similar to the subject. In this regard, we see the subject as a long term investment opportunity for a competent owner/developer.

    An  analytical real estate computer model that simulates the behavioral
aspects  of  property  and  examines   the results mathematically is employed
for the discounted cash flow analysis. In this instance, it is the PRO-JECT Plus+ computer model. Since investors are the basis of the marketplace in which the subject property will be bought and sold, this type of analysis
is particularly  germane to the appraisal problem at hand.   On the Facing Page
is a summary of the expected annual cash flows from the operation of the subject over the stated investment holding period. (NOT INCLUDED)

    A general outline summary of the major steps involved may be listed as follows:

    1.Analysis of the income stream: establishment of an economic (market) rent for tenant space; projection of future revenues annually based upon existing and pending leases, probable renewals at market rentals, and expected vacancy experience;

    2. Estimation of a reasonable period of time to achieve stabilized occupancy of the existing property and make all necessary improvements for marketability;

    3. Analysis of projected escalation recovery income based upon an analysis of the property's history as well as the experiences of reasonably similar properties;

    4. Derivation of the most probable net operating income and pre-tax cash flow (net income) less reserves, tenant improvements, leasing commissions and any extraordinary expenses to be generated by the property) by subtracting all property expenses from the effective gross income; and

    5. Estimation of a reversionary sale price based upon capitalization of the net operating income (before reserves, tenant improvements and leasing commissions or other capital items) at the end of the projection period.

    Following is a detailed discussion of the components which form the basis of this analysis.

Potential Gross Revenues

    The total potential gross revenues generated by the subject property are composed of a number of distinct elements: minimum rent determined by lease agreement; additional overage rent based upon a percentage of retail sales; a reimbursement of certain expenses incurred in the ownership and operation of the real estate; and other miscellaneous revenues.

    The   minimum   base   rent  represents  a   legal contract establishing a
return to investors in the real estate, while the passing of certain expenses on to tenants serves to maintain this return in an era of continually
rising costs  of operation. Additional   rent  based  upon  a  percentage  of
retail sales experienced at the subject property serves to preserve the purchasing power of the residual income to an equity investor over time. Finally, miscellaneous income adds an additional source of revenue in the complete operation of the subject property.

 Cranberry
    Mall

  Revenue
  Summary

Initial Year
     of
Investment -
    1997

  Revenue        Amount      Unit     Income
 Component                  Rate *     Ratio
Minimum Rent**  $4,503,768  $  8.57      58.6%

Overage Rent*** $  285,012  $  0.54       3.7%

  Expense       $2,560,996  $  4.87      33.3%
 Recoveries

Miscellaneous   $  340,000  $  0.65       4.4%
   Income

   Total        $7,689,776   $14.63     100.0%

*    Reflects total owned GLA of 525,702 SF

**  Net of free rent

*** Net of recaptures


Minimum Rental Income
    Minimum rent produced by the subject property is derived from that paid by the various tenant types. The projection utilized in this analysis is based upon the actual rent roll and our projected leasing schedule in place as of the date of appraisal, together with our assumptions as to the absorption of the vacant space, market rent growth, and renewal/turnover probability. We have also made specific assumptions regarding the re- tenanting of the mall based upon deals that are in progress and have a strong likelihood of coming to fruition. In this regard, we have worked with Shopco management and leasing personnel to analyze each pending deal on a case by case basis. We have incorporated all executed leases in our analysis. For those pending leases that are substantially along in the negotiating process and are believed to have a reasonable likelihood of being completed, we have reflected those terms in our cash flow. These transactions represent a reasonable and prudent assumption from an investor's standpoint.

    The rental income which an asset such as the subject property will generate for an investor is analyzed as to its quality, quantity and durability. The quality and probable duration of income will affect the amount of risk which an informed investor may expect over the property's useful life. Segregation of the income stream along these lines allows us to control the variables related to the center's forecasted performance with greater accuracy. Each tenant type lends itself to a specific weighting of these variables as the risk associated with each varies.

    The  minimum  rents  forecasted at the subject  property are essentially
derived from various tenant categories: major tenant revenue   consisting  of
base rent obligations of the four department stores, revenues from the cinema and outparcels and mall tenant revenues consisting of all in-line mall shops. As a sub-category of in-line shop rents, we have separated food court rents and kiosk revenues.

    In our investigation and analysis of the marketplace, we have surveyed, and ascertained where possible, rent levels being commanded by competing centers. However, it should be recognized that large retail shopping malls are generally considered to be separate entities by virtue of age and design, accessibility, visibility, tenant mix and the size and purchasing power
of its trade  area.   Consequently, the best measure of  minimum rental income
is its actual rent roll leasing schedule.

    As such, our a analysis of recently negotiated leases for new and relocation tenants at the subject provides important insight into perceived market rent levels for the mall. Insomuch as a tenant's ability to pay rent is based upon expected sales achievement, the level of negotiated rents is directly related to the individual tenant's perception of their expected
performance at  the  mall.   This is particularly true for the subject where
sales levels have fallen to problematic levels that have resulted in several leases being renegotiated.

Interior Mall Shops

    Rent from all interior mall tenants comprise the majority of minimum rent. Aggregate rent from these tenants is forecasted to be $2,856,739, or $14.70 per square foot. Minimum rent may be allocated to the following components:

Cranberry Mall
Minimum
 Rent
Allocation
Interior Mall
 Shops

            1997      Applicable    Unit Rate
          Revenue        GLA *        (SF)
Mall     $2,542,618     182,516 SF     $13.93
Shops

Kiosks   $   55,000         917 SF     $59.98

Food     $  259,121      10,838 SF     $23.91
Court

Total    $2,856,739     194,271 SF     $14.70

* Represents leasable area as opposed to actual leased or occupied area exclusive of non-owned space.

**   Net of free rent


    Our analysis of market rent levels for in-line shops has resolved itself to a variety of influencing factors. Although it is typical that larger tenant spaces are leased at lower per square foot rates and lower percentages, the type of tenant as well as the variable of location within the mall can often distort this size/rate relationship.

    Typically, we would view the rent attainment levels in the existing mall as being representative of the total property. However, the center is characterized by many older and some troubled leases that have been renegotiated to more tolerant levels based upon the tenants sales performance. The following section details the more important changes which have influenced the mall over the past twelve months.

Recent Leasing

    The following bullet points present an overview of recent leasing activity and tenant changes at the subject property:

    -Roy Rogers closed its unit here at year- end 1996. Ownership is talking to McDonalds as a replacement.

    -Great Cookie replaced T.J. Cinnamon

    -Bath & Body Works will open in April 1997 on a
10-year lease of 2,200 square feet at an initial rate of $18.00 per square foot. Bath & Body reportedly received $80,000 in allowances.

    -Friedman Jewelers has signed a lease for 1,500 square feet at an initial rent of $26.67 per square foot. Friedman will open in June.

    -Casa Rico opened in Suites 191/193 (5,094 square feet) on a 10-year term at a flat rental rate of $9.59 per square foot.

    -Bible's Plus a temporary tenant, will become permanent as of April 1997, signing a 10-year lease starting at $6.88 per square foot.

    There are also a number of tenants who have signed early renewals at the property. Being 10 years old, Cranberry Mall has had a substantial number of leases expiring. Ownership has been relatively successful re-signed tenants. The following is a list of tenants renewing at the subject.


S.J. Watch          Nail Studio
Claire's Boutique   Gordon's Jewelers
Travel Agents       Sterling Optical
Pro Image           Footlocker
Treat Shop          General Nutrition
Radio Shack         County Seat
Paul Harris         Footquarter
Hot Sam             Villa Pizza
Sunglass Hut        Subway

    In addition to this activity, ownership is currently working on a deal with Transworld Music who will lease 8,500 square feet, occupying Suites 1.19 to 1.21, currently occupied by Baltimore Gas and Recordtown. Transworld is an entertainment/record and tape format by the company who operates Tape World, Recordtown, and Dream Machine. In conjunction with this lease, Transworld will close and consolidate its Tape World, Recordtown, and Dream Machine units into the new store.

    Baltimore  Gas & Electric is proposed to be moved into Suite 1.95  on a
"strip center" type deal, with exterior access to the mall.   Baltimore Gas has
been closing its mall units in recent years for this type of store format in community centers. Baltimore Gas has not agreed to this deal as of this writing, however, and we have not included this part of the deal. This transaction would improve this portion of the mall, however, leasing a suite which has never been permanently occupied since the mall's opening.

    Finally, there are also several stores which will be closing at the subject in 1997. These stores include Maurice's, Taco Bell, and the stores associated with the Transworld Music deal.

Recent Leasing by Size

    To further develop our market rent assumptions in the mall, we have arrayed the subject's most recent leases by size on the Facing Page chart. These leases include new deals and tenant renewals within the mall. Since the bulk of recent leasing has been by smaller to mid-sized tenants, we have broadened the scope to include several larger lease transactions which are now two to three years old.

    We have looked at the most recent leasing in the mall, analyzing the beginning rent, ending rent and lease term. As can be seen, 27 transactions have been included, totaling 80,970 square feet of space. These deals represent both new tenants and relocation tenants to the mall. The average rent achieved is equal to $15.50 per square foot. To better understand leasing activity at the subject, this type of analysis becomes more meaningful when broken down by size category.

    Our experience has generally shown that there is typically an inverse relationship between size and rent. That is to say that the larger suites
will typically command a lower rent per square foot.   Category  No. 1 (less
than 800 SF) shows an average of $37.26 per square foot, while Category 7 (over 10,000 SF) shows an average rent of $11.56 per square foot.

    The  lease terms average approximately 8.4 years.   Over the lease term,
the average rent is shown to increase by 8.2 percent.

Market Comparisons - Occupancy Cost Ratios

    In further support of developing a forecast for market rent levels, we have undertaken a comparison of minimum rent to projected sales and total occupancy costs to sales ratios. Generally, our research and experience with other regional malls shows that the ratio of minimum rent to sales falls within the 7.0 to 10.0 percent range in the initial year of the lease with 7.5
percent  to  8.5  percent being  most  typical.   By adding additional  costs
to the tenant, such as real estate tax and common area maintenance recoveries, a total occupancy cost may be derived. Expense recoveries and other tenant charges can add up to 100 percent of minimum rent and comprise the balance of total tenant costs.

    The  typical  range for total occupancy cost-to-sales ratios falls  between
11.0 and 15.0 percent. As a general rule, where sales exceed $250 to $275 per square foot, 14.0 to 15.0 percent would be a reasonable cost of occupancy. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to
20.0 percent are not uncommon. Obviously, this comparison will vary from tenant to tenant and property to property.

    In higher end markets where tenants are able to generate sales above industry averages, tenants can generally pay rents which fall toward the upper end of the ratio range. Moreover, if tenants perceive that their sales will be increasing at real rates that are in excess of inflation, they will typically be more inclined to pay higher initial base rents. Obviously, the opposite would be true for poorer performing centers in that tenants would be squeezed by the thin margins related to below average sales. With fixed expenses accounting for a significant portion of the tenants contractual obligation, there would be little room left for base rent.

    In this context, we have provided an occupancy cost analysis for several regional malls with which we have had direct insight over the past year. This information is provided on the Following Page. On average, these ratio comparisons provide a realistic check against projected market rental rate assumptions.

Occupancy Cost Analysis/Comparison Chart (NOT INCLUDED)

From  this  analysis we see that the ratio of  base rent  to sales  ranges from
7.1 to 10.6 percent, while the total occupancy cost  ratios  vary from 9.6 to
17.3 percent when all recoverable expenses are included. The surveyed mean for the malls and industry standards analyzed is 8.3 percent and 13.4 percent, respectively. Some of the higher ratios are found in older malls situated in urban areas that have higher operating structures due to less efficient layout and designs, older physical plants, and higher security costs, which in some malls can add upwards of $2.00 per square foot to common area maintenance.

    These relative measures can be compared with two well known publications, The Score (1995) by the International Council of Shopping Centers and Dollars & Cents of Shopping Centers (1995) by the Urban Land Institute. The most recent publications indicate base rent to sales ratios of approximately 7.0 to
8.0 percent and total occupancy cost ratios of 10.1 to 12.3 percent, respectively.

    In general, while the rental ranges and ratio of base rent to sales vary substantially from mall to mall and tenant to tenant, they do provide general support for the rental ranges and ratio which is projected for the subject property.

Conclusion - Market Rent Estimate for In-Line Shops

    Previously,  in  the Retail Market Analysis  section  of the appraisal, we
discussed   the  subject's   sales potential. Comparable  mall sales in
calendar year 1996 are reported to be approximately $234 per square foot. In light of the mall's performance, we are forecasting sales to grow by 2.0 percent in 1997 to approximately $238 per square foot.

    After considering all of the above, we have developed a weighted average rental rate of approximately $16.20 per square foot based upon a relative weighting of a tenant space by size. We have tested this average rent against total occupancy cost. Since total occupancy costs are projected to be at the high end for a mall of the subject's calibre, we feel that base rent should not exceed an 7.0 percent ratio (to sales) on average as shown below.

           Base Rent to Sales     Implied Rent at
                 Ratio                $238/SF

                  6.5%                $15.47
                  7.0%                $16.66
                  7.5%                $17.85

    The average rent is a weighted average rent for all in- line mall tenants only. This average market rent has been allocated to space as shown on the Facing Page.

Occupancy Cost - Test of Reasonableness

    Our weighted average rent of approximately $16.20 can next be tested against total occupancy costs in the mall based upon the standard recoveries for new mall tenants. Our total occupancy cost analyses can be found on the following chart.

       Cranberry Mall
    Total Occupancy Cost
      Analysis - 1997
        Tenant Cost                     Estimated Expenses/SF
Economic Base Rent                      $   16.20
                                        (Weighted Average)
Occupancy Costs (A)
    Common Area Maintenance    (1)      $    8.73
    Real Estate Taxes          (2)      $    3.44
    Other Expenses             (3)      $    2.50
Total Tenant Costs                      $   30.87
Projected Average Sales (1995)          $  238.00

Rent to Sales Ratio                   6.81%

Cost of Occupancy Ratio              12.97%

(A)  Costs   that  are  occupancy sensitive will decrease  for new  tenants on
a unit  rate basis as lease-up occurs and the   property   stabilizes. Average
occupied  area  for mall   tenant  reimbursement varies   relative  to   each
major recovery type.

(1) CAM expense is based on average annual occupied area. Generally, the standard lease clause provides for a 15 percent administrative factor less certain exclusions including anchor and major tenant contributions. The standard denominator is based on occupied
     (leased)         versus leasable    area.     A complete discussion  of
     the  standard  recovery formula   is  presented later in this report.

(2) Tax estimate is based upon an average annual occupied area which is the recovery basis for taxes. It is exclusive of majors contributions
     (department stores  and tenants  greater   than 10,000 square feet).

(3) Other expenses include tenant contributions for mall and premises HVAC and other miscellaneous items.


    Total costs, on average, are shown to be 13.0 percent of projected average 1997 retail sales which we feel is high but moderately manageable. This is due primarily to the fact that fixed expenses at the subject are projected to be nearly $14.00 per square foot.

    However, since these costs are occupancy sensitive to the extent their recovery is tied to the average occupied area of the mall, they will moderate as the mall leases up. Furthermore, for tenants who use GLA as the basis for their denominator recovery, will have a much lower expense obligation.

Food Court
    The 10,838 square foot food court provides for a total of eleven suites which is slightly large for a food court. Currently, there are two vacancies (1.13 and 2.57) although some of the existing tenants are having trouble and will likely not renew or may leave if they don't obtain rent relief. The most recent lease was signed with Great Cookie who replaced Cinnabon took 1,012 square feet in February 1996 for ten years at an initial rent of $21,000 ($20.75 per square foot) which steps to $26.68. Other existing rents range from a low of $17.68 per square foot (Taco Bell) to a
high of $44.44 per square foot (Hot Sam).   The more productive stores in terms
of unit sales volume include Pretzels Plus ($465 per square foot), Subway ($432 per square foot) and Taco Bell ($274 per square foot).

After giving consideration to the above, we have ascribed a market rent of $30.00 per square foot to all food court suites less than 1,100 square feet. For those suites which are larger, we have used a rate of $22.50 per square foot.

Kiosks

    There are six permanent kiosks provided for at Cranberry Mall. Three are leased according to the following terms:

    Tenant       Size (SF)    Annual     Unit Rent
                               Rent
 Sunglass Hut       150     $17,000 *     $113.33
Piercing Pagoda     120     $20,000 **    $166.67
Things Remembered   160     $18,000       $112.50

*   Steps to $19,000
**  Steps to $22,000


    We have leased the remaining three kiosks at $20,000 per annum, assuming five year terms and flat leases with no rental increases. Permanent kiosks also pay mall charges.

Concessions
    Free rent is an inducement offered by developers to entice a tenant to locate in their project over a competitor's. This marketing tool has become popular in the leasing of office space, particularly in view of the over-building which has occurred in many markets. As a rule, most major retail developers have been successful in negotiating leases without including free rent. Our experience with regional malls shows that free rent is generally limited to new projects in marginal locations without strong anchor tenants that are having trouble leasing, as well as older centers that are losing tenants to new malls in their trade area. Management reports that free rent has been a relative non- issue with new retail tenants. A review of the most recent leasing confirms this observation. It has generally been limited to one or two months to prepare a suite for occupancy when it has been given.

    Accordingly, we do not believe that it will be necessary to offer free rent to retail tenants at the subject. It is noted that while we have not ascribed any free rent to the retail tenants, we have, however, made rather liberal allowances for tenant workletters which acts as a form of inducement to convince a tenant to locate at the subject. These allowances are liberal to the extent that ownership has been relatively successful in leasing space "as is" to tenants. As will be explained in a subsequent section of this appraisal, we have made allowances of $10.00 per square foot to new (currently vacant) and for future turnover space. We have also ascribed a rate of $3.00 per square foot to rollover space. Raw space is given a $25.00 per square foot allowance. This assumption offers further support for the attainment of the rent levels previously cited.

Absorption
    Finally, our analysis concludes that the current vacant retail space will be absorbed over a two and one-half year period through October 1999. We have identified 35,953 square feet of vacant space, net of newly executed leases and pending deals which have good likelihood of coming to fruition. This is equivalent to 18.5 percent of mall GLA and 6.8 percent overall. It is noted that vacancy has decreased slightly over the past year. The chart on the Facing Page details our projected absorption schedule.

    The  absorption of the in-line space over a two to three year period  is
equal  to  3,268 square feet per  quarter.   We have assumed  that the space
will all lease at 1997 base  date market rent  estimates  as  previously
referenced.   Effectively, this assumes  no rent inflation for absorption space. We have assumed an eight year average lease term with a 10.0 percent rent step at the start of year five. Based on this lease-up assumption, the following chart tracks occupancy through 1999.

        Annual Average
        Occupancy (Mall GLA)
     1997        80.24%
     1998        85.67%
     1999        95.03%
     2000        98.00%

Cinema and Outparcels
    The cinema and outparcels contribute approximately $328,535 in base rent. The cinema currently pays $9.47 per square foot which steps up to $10.15 per square foot in September 1997. Long John Silver and Kentucky Fried Chicken are currently paying $34,000 and $46,290, respectively. Both leases have stipulated rent increases.

Anchor Tenants
    The final category of minimum rent is related to the anchor tenants which pay rent at the subject property. Anchor tenant revenues are forecasted to
amount to $1,340,169 in calendar year 1996.   This amount is equal to $4.38 per
square foot of anchor store GLA and represents 29.4 percent of total minimum rent. The following schedule summarizes anchor tenant rent obligations.

                      Cranberry Mall
             Scheduled Anchor Tenant Revenues

  Tenant     Demised   Expiration With   Annual     Unit
              Area         Options        Rent      Rate

  Caldor     81,224SF   January 2028     $568,568   $7.00

   Sears     70,060SF   October 2012     $195,000   $2.78

  Leggett    65,282SF    March 2027      $228,487   $3.50

Montgomery   89,260SF   October 2030     $348,114   $3.90
   Ward

Total       305,826SF         -        $1,340,169   $4.38


    While anchor tenants contribute a relatively low amount of rent on a unit rate basis, it is important to recognize that their aggregate contribution is quite substantial. With nearly 30.0 percent of minimum base revenues in the initial year of investment, anchor tenant revenues provide stability to the cash flow by virtue of their creditworthiness.

    As noted, Leggett will be converted into a Belk store in March 1997. We view this as a positive move since Belk generally has better a marketing strategy and better shopper recognition. We would also note that Caldor remains in bankruptcy as of this writing. Although Caldor has told ownership that they intend to keep this store open, this tenant remains a risk to be factored into such an analysis.

Rent Growth Rates
    Market rent will, over the life of a prescribed holding period, quite obviously follow an erratic pattern. The tenants' ability to pay rent is closely tied to its increases in sales. However, rent growth can be more impacted by competition and management's desire to attract and keep certain tenants that increase the mall's synergy and appeal. As such, we have been conservative in our rent growth forecast at a stabilized rate of 3.0 percent (below our forecasted expense growth).

          Market Rent
          Growth Rate
          Forecast

        Period          Annual Growth
                        Rate *
        1997            Flat
        1998            +2.0%
        Thereafter      +3.0%

* Indicated growth rate over the previous year's rent

Releasing Assumption
    The  typical  lease  term for new in-line  retail leases  in centers such
as the subject generally ranges from five to twelve years.   Market practice
dictates that it is not uncommon to get rent bumps throughout the lease terms either in the form of fixed dollar amounts or a percentage increase based
upon changes  in some  index, usually the Consumer Price Index (CPI).   Often
the CPI clause will carry a minimum annual increase and be capped at a higher maximum amount.

    For new leases in the regional malls, ten year terms are most typical. Essentially, the developer will deliver a "vanilla" suite with mechanical
services roughed in and minimal interior finish.   This  allows  the  retailer
to finish the suite in accordance with their individual specifications. Because of the up-front costs incurred by the tenants, they require a ten year
lease  term  to  adequately amortize  these  costs.   In certain instances, the
developer will offer some contribution to the cost of finishing out a space over and above a standard allowance.

    Upon lease expiration, it is our best estimate that there is a 60.0 percent probability that an existing tenant will renew their lease while the remaining 40.0 percent will vacate their space at this time. While the 40.0 percent may be slightly high by some historic measures, we think that it is a prudent assumption in light of what has happened over the past several months. Furthermore, the on-going targeted remerchandising will result in early terminations and relocations that will likely result in some expenditures by ownership. An exception to this assumption exists with respect to existing tenants who, at the expiration of their lease, have sales that are substantially below the mall average and have no chance to ever achieve percentage rent. In these instances, it is our assumption that there is a 100 percent probability that the tenant will vacate the property. This is consistent with ownership's philosophy of carefully and selectively weeding out under-performers.

    As stated above, it is not uncommon to get increases in base rent over the life of a lease. Our global market assumptions for non-anchor tenants may be summarized as shown on the following page.

                        Cranberry Mall
                     Renewal Assumptions

               Lease                      Free   Tenant          Lease
Tenant Type    Term      Rent Steps       Rent   Alterations     Commissions

Mall Shops and  8 yrs.   10% in 5th year  No     Yes             Yes
Food Court

Kiosks          5 yrs.   Flat             No     No              Yes

Upon lease rollover/turnover, space is forecasted to be released at the higher of the last effective rent (defined as minimum rent plus overage rent if any) and the ascribed market rent as detailed previously increasing by our market rent growth rate assumption.

Conclusion - Minimum Rent In  the initial full year of the investment (CY
    1997), it  is projected  that  the subject property will produce
    approximately $4,503,768  in  minimum  rental income.   Minimum  rental
    income accounts for 58.6 percent of all potential gross revenues. Further analysis shows that over the holding period (CY 1997- 2006), minimum rent advances at an average compound annual rate of 2.6 percent. This increase is a synthesis of the mall's lease- up, fixed rental increases as well as market rents from rollover or turnover of space. On a more stabilized basis (1999- 2006), rent increases at an annual rate of only 1.7 percent per year.

Overage Rent
    In addition to minimum base rent, many tenants at the subject property have contracted to pay a percentage of their gross annual sales over a pre-established base amount as overage rent. Many leases have a natural breakpoint although a number have stipulated breakpoints. The average overage percentage for small space retail tenants is in a range of 5.0 to 6.0 percent with food court and kiosk tenants generally at 7.0 to 10.0 percent. Anchor tenants typically have the lowest percentage clause with ranges of 1.5 to 3.0 percent most common.

    Traditionally, it takes a number of years for a retail center to mature and gain acceptance before generating any sizeable percentage income. As a center matures, the level of overage rents typically becomes a larger percentage of total revenue. It is a major ingredient protecting the equity investor against inflation.

    In  the  Retail  Market Analysis section of this report,  we discussed the
historic and forecasted sales levels for  the mall tenants.   Because  the mall
has seen a substantial amount of tenant defections and charges, it is difficult to predict with accuracy what sales will be on an individual tenant level. As such, we have employed the following methodology:

    -For existing tenants who report sales, we have forecasted that sales will continue at our projected sales growth rate as discussed herein.

    -For tenants who do not report sales or who do not have percentage clauses, we have assumed that a non- reporting tenant will always occupy that particular space.

    -For new tenants, we have projected sales at the forecasted average for the center at the start of the lease.

Thus, in the initial full year of the investment holding period, overage revenues are estimated to amount to $285,012 (net of any recaptures) equivalent to $0.54 per square foot of total GLA and 3.7 percent of potential gross revenues.

    On balance, our forecasts are deemed to be conservative. Generally, most percentage rent is projected to come from Sears and Wards with nearly
70.0 percent of the property's forecasted overage rent.

Sales Growth Rates

We have forecasted that sales for existing tenants will increase 2.0 percent in 1997, 2.5 percent in 1998, and 3.0 percent thereafter.

 Sales Growth Rate Forecast

Period          Annual
                Growth Rate
1997            + 2.0%
1998            + 2.5%
Thereafter      + 3.0%



    In all, we believe we have been conservative in our sales forecast for new and turnover tenants upon the expiration of an initial lease. At lease expiration, we have forecasted a 40.0 percent probability that a tenant will vacate. For new tenants, sales are established based upon the mall's average sales level. Generally, for existing tenants we have assumed that sales continue subsequent to lease expiration at their previous level unless they are under-performers that prompt a 100 percent turnover probability then sales are reset to the corresponding mall overage.

Expense Reimbursement and Miscellaneous Income
    By lease agreement, tenants are required to reimburse the lessor for certain operating expenses. Included among these operating items are real estate taxes, insurance, common area maintenance (CAM) and certain miscellaneous charges including mall and premise HVAC. Miscellaneous income is essentially derived from specialty leasing for temporary tenants, Christmas kiosks and other charges including special pass-throughs. In the
first  full   year  of the investment, it is projected  that the subject property will generate approximately $2.56 million in reimbursements for these operating expenses and $340,000 in other miscellaneous income.

    Common  area  maintenance and real estate tax recoveries are generally
based upon the tenants pro-rata share of  the expense item.   Because  it  is
an older center, there exists numerous variations to the calculation procedure of each. We have relied upon ownership's calculation for the various recovery formula's for taxes and CAM. At rollover, all of the tenants are assumed to be subject to the standard lease form described below. The standard lease provides for the recovery of CAM expenses plus a 15.0 percent administrative fee.

Common Area Maintenance
    Under  the  standard lease, mall tenants pay  their  pro- rata share   of
the   balance  of  the  CAM  expense  after anchor contributions are deducted and an administrative charge of 15.0 percent is added. Provided below is a summary of the standard clause that exists for a new tenant at the mall.


  Common Area Maintenance Recovery Calculation
 --------------------------------------------------
   CAM       Actual hard cost for year exclusive
 Expense        of interest and depreciation

   Add             15% Administration fee

   Add       Interest and depreciation inclusive
             of allocated portion of renovation
                    expense if applicable

   Less     Contributions from department stores
            and mall tenants over 10,000(m/l) square
                            feet

 Equals:    Net pro-ratable CAM billable to mall
                tenants on the basis of gross
               leasable occupied area (GLOA).


    All department stores pay nominal amounts for CAM. The 1997 budgeted CAM billings for the majors can be detailed as follows:

                     Cranberry Mall
 Department Store Common Area Maintenance Obligations - 1997

   Store            Description           Contribution

   Sears     Yrs   1-  5 None                $13,000
             Yrs    6-10  @ $13,000/Yr.
             ($.185/SF)
             Yrs  11-15  @  $16,250/Yr.
             ($  .23/SF)
             Option @ $16,250/Yr.

  Leggett    None                            $     0

   Caldor    Average   of   first    60      $16,221
             months
             CAM serves as base,
             Then pro-rata increases

 Montgomery  Yrs    1 - 5 @ $44,630/Yr.      $44,630
    Ward     ($.50/SF)
             +   $.05/SF   every   five
             years thereafter

   Total                                     $73,851


    In addition, the standard lease provides for the exclusion of tenants in excess of 10,000 square feet from the calculation when computing a tenant's pro-rata share of CAM. This has the effect of excluding Fashion Bug, Lerner, and the Cinema. In 1997, their CAM contributions are budgeted at $66,216, $76,017 and $151,348, respectively.

Real Estate Taxes
    Anchor tenants also make contribution to real estate taxes. In general, the mall standard is for the mall tenants to pay their pro-rata share based upon the average occupied area during the year. Sears will pay based on its pro-rata share over the fifth lease year. Both Caldor and Leggett pay based on their calculated share over a base amount. Wards now has a
pro-rata assessment  and  they pay taxes based on this  amount.   Budgeted 1997
anchor tenant tax contributions are as follows:

      Major's Real Estate Tax
       Contributions - 1997

      Caldor          $  49,882
     Leggett          $  32,916
 Montgomery Ward      $  62,584
      Sears           $  15,584
      Total           $ 160,874


    Finally, since the new mall standard contribution is based upon an exclusion of tenants in excess of 10,000 square feet, the Cinema, Lerner, and Fashion Bug budgeted contributions are excluded. The balance of the 1997 budgeted tax expense is passed through to the mall tenants.

Other Recoveries
    Other recoveries consist of insurance common area or mall HVAC recovery and premise HVAC recovery. Insurance billings are essentially relegated to older leases within the mall. The newer lease structure covers the cost of any of these items within the tenants CAM charge. These latter two charges are assessed to tenants by lease agreement. In 1996, the unit market rate is estimated at $1.00 per square foot and $1.50 per square foot, respectively. We note that management has been successful in negotiating higher rates
from  new  tenants.   However,  other tenants have negotiated rates below these
figures. Therefore, we have selected these rates as they fall near the middle of the range for typical recoveries within the mall.

Temporary Leasing and Miscellaneous Income
    Miscellaneous revenues are derived from a number of sources. One of the more important is specialty leasing. The specialty leasing is related to temporary tenants that occupy vacant in-line space. Shopco has been relatively successful with this procedure at many of their malls.

    Other sources of miscellaneous revenues included forfeited security deposits, temporary kiosk (Christmas) rentals, phone revenues, lottery commissions, interest income and income from the renting of strollers. We have forecasted miscellaneous income of $70,000 in 1997. In addition, management is projecting $274,000 from temporary tenants. We have used
$270,000  in  our first  year  forecast.   On  balance, we  have  forecasted
these aggregate other revenues at $340,000 which we project will grow by 3.0 percent per annum. Our forecast for these additional revenues is net of provision for vacancy and credit loss.

Allowance for Vacancy and Credit Loss
    The investor of an income producing property is primarily interested in the cash revenues that an income-producing property is likely to produce annually over a specified period of time rather than what it could produce if it were always 100 percent occupied with all tenants actually paying rent
in  full  and  on time.   It  is normally a prudent practice to expect some
income loss,  either  in the form of actual vacancy or in  the  form  of
turnover,  non-payment  or  slow payment  by  tenants.   We  have reflected  an
8.0  percent  stabilized  contingency   for   both stabilized  and unforeseen
vacancy and credit loss. Please note that this vacancy and credit loss provision is applied to all mall tenants equally and is exclusive of all revenues generated by anchor stores.

    We have phased in the 8.0 percent factor as the mall leases up based upon the following schedule.

1997             3.0%
1998             4.0%
1999             6.0%
Thereafter       8.0%


    In  this analysis we have also forecasted that there is a  60 percent
probability  that an existing tenant  will  renew  their lease.   Upon
turnover,  we  have  forecasted  that  rent   loss equivalent  to  six months
would be incurred to account  for  the time  and/or  costs associated with
bringing the  space  back  on line.   Thus,  minimum rent as well as overage
rent and certain other income has been reduced by this forecasted probability.

    We have calculated the effect of the total provision of vacancy and credit loss on the in-line shops. Through the 10 years of this cash flow analysis, the total allowance for vacancy and credit loss, including provisions for downtime, ranges from a low of 9.2 percent of total potential gross revenues to a high of 22.8 percent. On average, the total allowance for vacancy and credit loss over the 10 year projection period averages 12.8 percent of these revenues.

           Total Rent Loss Forecast *

 Year     Credit     Physical      Total Loss
           Loss       Vacancy       Provision
 1997       3.00%         19.76%          22.76%
 1998       4.00%         14.33%          18.33%
 1999       6.00%          4.97%          10.97%
 2000       8.00%          2.00%          10.00%
 2001       8.00%          1.15%           9.15%
 2002       8.00%          3.63%          11.63%
 2003       8.00%          2.38%          10.38%
 2004       8.00%          1.90%           9.90%
 2005       8.00%          3.26%          11.26%
 2006       8.00%          5.82%          13.82%
 Avg.       6.90%          5.92%          12.82%

* Includes phased global vacancy provision for unseen vacancy and credit loss as well as weighted downtime provision of lease turnover.


    As discussed, if an existing mall tenant is a consistent under-performer with sales substantially below the mall average, then the
turnover  probability applied is  100  percent.   This assumption,  while
adding  a  degree  of  conservatism  to   our analysis,  reflects the reality
that management will continually strive to replace under performers. On balance, the aggregate deductions of all gross revenues reflected in this analysis are based upon overall long-term market occupancy levels and are considered what a prudent investor would conservatively allow for credit loss. The remaining sum is effective gross income which an informed investor may
anticipate the  subject  property  to produce.   We  believe  this is
reasonable in light of overall vacancy in this subject's market area as well as the current leasing structure at the subject.

Effective Gross Income
    In the initial full year of the investment, CY 1997, effective gross revenues ("Total Income" line on cash flow) are forecasted to amount to approximately $7,522,055, equivalent to $14.31 per square foot of total owned GLA.

 Effective Gross Revenue Summary Initial Year of Investment - 1997

                    Aggregate    Unit     Income
                       Sum       Rate      Ratio
 Potential Gross   $7,689,776   $14.63      100.0%
      Income
Less: Vacancy and  $ (167,721)  $ 0.32        2.2%
   Credit Loss

 Effective Gross   $7,522,055   $14.31       97.8%
      Income

Expenses
    Total expenses incurred in the production of income from  the subject
property  are divided into two categories:  reimbursable and   non-reimbursable
items.   The  major  expenses  which  are reimbursable   include  real  estate
taxes   and   common   area maintenance,   utilities  and  insurance.   The
non-reimbursable expenses associated with the subject property include certain general and administrative expenses, ownership's contribution to the merchants association/marketing fund, management charges and miscellaneous expenses. Other expenses include a reserve for the replacement of short-lived capital components, alteration costs associated with bringing space up to occupancy standards, leasing commissions and a provision for capital expenditures.

    The various expenses incurred in the operation of the subject property have
been  estimated from information  provided  by  a number  of  sources.   We
have reviewed the  subject's  component operating history for prior years as
well as the 1997 Budget  for these  expense  items.   This  information  is
provided  in  the Addenda.   We  have compared this information to  published
data which are available, as well as comparable expense information. Finally, this information has been tempered by our experience with other regional shopping centers.

Expense Growth Rates
    Expense  growth  rates are generally forecasted  to  be  more consistent
with  inflationary  trends  than  necessarily   with competitive market forces.
Unless otherwise cited, expenses are forecasted to grow by 3.5 percent per annum over the holding period.

Reimbursable Operating Expenses
    We have analyzed each item of expense individually and attempted to project what the typical investor in a property like the subject would consider reasonable, based upon informed opinion, judgment and experience. The following is a detailed summary and discussion of the reimbursable operating expenses incurred in the operation of the subject property during the initial year of the investment holding period.

    Common Area Maintenance - This expense category includes the annual cost of miscellaneous building maintenance contracts, recoverable labor and
    benefits,  security, insurance,   landscaping,  snow  removal,  cleaning
    and janitorial,   exterminating,  supplies,  trash   removal, exterior
    lighting,  common area energy,  gas  and  fuel, equipment  rental, interest
    and depreciation,  and  other miscellaneous   charges.   In  addition,
    ownership   can generally   recoup  the  cost  of  certain  extraordinary
    capital  items  from  the tenants.   Typically,  this  is limited  to
    certain miscellaneous capital expenditures. In malls like the subject where the CAM budget is high, discretion must be exercised in not trying to pass along every charge as tenants will resist. As discussed, the standard lease agreement allows management to pass along the CAM expense
    to tenants on the basis of occupied gross leasable    area.    Furthermore,
    the   interest    and depreciation expense is a non-operating item that
    serves to increase the basis of reimbursement from mall tenants. Mall renovation costs may also be passed along. However, as discussed, we have not forecasted that any of these charges will be passed along to a mall tenant due to the high cost of occupancy. Most tenants are subject to a
    15.0 percent administrative surcharge although some are assessed 25.0 percent. Historically, the annual CAM expense (before anchor contributions) can be summarized as follows:

Historical CAM Expense
_____________________________
Year               Aggregate
                     Amount
1993               $1,027,000
1994               $1,237,000
1995               $1,348,000
1996 Forecast      $1,384,903
1997 Budget        $1,305,060


    The 1997 CAM budget is shown to be $1,305,000 before interest and depreciation charges. An allocation of this budget by line item provided
    in the Addenda.   We  have used  $1,305,000  in  our analysis, equal  to
    $6.72 per square foot of mall shop GLA. Provided on the Facing Page is a survey of comparable CAM budgets of other regional malls which support this estimate.

    Real Estate Taxes - The projected taxes to be incurred in 1997 are equal to $726,000, up from $670,520 in 1996. As discussed, the standard recovery for this expense is charged on the basis of average occupied area of non- major mall tenant GLA. Taxes are charged to the mall tenants after first deducting department store and major tenant contributions.

    HVAC - This expense is essentially related to providing service for heating, ventilating and air conditioning. The tenants at Cranberry Mall reimburse for both mall HVAC (common area) and premise HVAC (individual usage). These recoveries have been detailed previously. The 1997 expense to ownership is budgeted at $405,478, up from $398,297 in 1996.

Non-Reimbursable Expenses
    Total non-reimbursable expenses at the subject property are projected from accepted practices and industry standards. Again, we have analyzed each item of expenditure in an attempt to project what the typical investor in a property similar to the subject would consider reasonable, based upon actual operations, informed opinion, and experience. The following is a detailed summary and discussion of non-reimbursable expenses incurred in the operation of the subject property for the initial year. Unless otherwise stated, it is our assumption that these expenses will increase by 3.5 percent per annum thereafter.

    General  and  Administrative - Expenses  related  to  the administrative
    aspects  of  the  mall   include   costs particular  to  the  operation  of
    the  mall,  including salaries,   travel  and  entertainment,  and   dues
    and subscriptions. A provision is also made for professional services including legal and accounting fees and other professional consulting services. In 1997, we reflect general and administrative expenses of $65,000.

    Merchant Association/Marketing - Merchants Association charges represent the landlord's contribution to the cost of the association for the
    property.  Also included  are expenses   related  to  the  temporary tenant
    program including payroll for the promotional and leasing staff. In the initial year, the cost is forecasted to amount to $130,000.

    Miscellaneous - This catch-all category is provided for various miscellaneous and sundry expenses that ownership will typically incur. Such items as unrecovered repair costs, preparation of suites for temporary tenants, certain non-recurring expenses, expenses associated with maintaining vacant space, and bad debts in excess of our credit loss
    provision would be included here.   In  the initial year, these
    miscellaneous items are forecasted to amount to approximately $70,000.

    Management - The annual cost of managing the subject property is projected to be 4.0 percent of minimum and percentage rent. In the initial year of our analysis, this amount is shown to be $191,551. Alternatively, this amount is equivalent to $0.99 per square foot of mall shop GLA, or approximately 2.6 percent of effective gross income. Our
    estimate  is  reflective  of  a   typical management  agreement  with a
    firm in the business of providing professional management services. This amount is considered typical for a retail complex of this size. Our investigation into the market for this property type indicates an overall range of fees of 3 to 5 percent. Since we have reflected a structure where ownership separately charges leasing commissions, we have used the mid-point of the range as providing for compensation for these services.

    Alterations - The principal component of this expense is ownership's estimated cost to prepare a vacant suite for tenant use. At the expiration of a lease, we have made a provision for the likely expenditure of some monies on ownership's part for tenant improvement allowances. In this regard, we have forecasted a cost of $10.00 per square foot for turnover space (initial cost growing at expense growth rate) weighted by our turnover probability of 40.0 percent. We have forecasted a rate of $3.00 per square foot for renewal (rollover) tenants, based on a renewal probability of 60.0 percent. The blended rate based on our 60/40 turnover probability is therefore $5.80 per square foot. For "raw" space which has never been occupied, we have used a charge of $25.00 per
    square foot.    It  is  also  noted  that  ownership  has   been moderately
    successful in releasing space in its  "as  is" condition.   The  provisions
    made here for tenant work lends additional support for our absorption and market rent projections. These costs are forecasted to increase at our implied expense growth rate.

    Leasing   Commissions  -  Ownership  has  recently   been charging  leasing
    commissions  internally.   A   typical structure  is $4.00 per square foot
    for new tenants and $2.00 per square foot for renewal tenants. These rates are increased by $0.50 and $0.25 per square foot, respectively every five years. This structure implies a payout up front at the start of a lease. We have elected to model this same formula as it is within the range of charges we have seen for these services. The
    cost  is weighted    by   our   60/40   percent   renewal/turnover
    probability.   Thus,  upon lease  expiration,  a  leasing commission charge of  $2.80 per square  foot  would  be incurred.

    Capital Expenditures - Ownership has budgeted for certain capital expenditures which represent items outside of the normal repairs and
    maintenance  budget.   As  of  this writing,  the  capital expenditure
    budget has not been approved but we can make some provisions with reasonable certainty for certain repairs. It is our opinion that a prudent investor would make some provision for necessary repairs and upgrades. To this end, we have reflected expenditures of $80,000 in 1997 and $50,000 per annum thereafter as a contingency fund for these unforeseen expenses.

    Replacement Reserves - It is customary and prudent to set aside an amount annually for the replacement of short- lived capital items such as the roof, parking lot and certain mechanical items. The repairs and maintenance expense category has historically included some capital items which have been passed through to the tenants. This appears to be a fairly common practice among most malls. However, we feel that over a holding period some repairs or replacements will be needed that will not be passed on to the tenants. Due to the inclusion of many of the capital items in the maintenance expense category, the reserves for replacement classification need not be sizeable. This becomes a more focused issue when the CAM expense starts to get out of reach and tenants begin to complain. For purposes of this report, we have estimated an expense of $0.20 per square foot of owned GLA during the first year, thereafter increasing by our expense growth rate throughout our cash flow analysis.

Net Operating Income/Net Cash Flow
    The   total  expenses  of  the  subject  property,  including alterations, commissions, capital expenditures, and reserves are annually deducted from total income, thereby leaving a residual net operating income or net cash flow to the investors in each year of the holding period before debt service. In the initial year of investment, the net operating income is forecasted to be equal to approximately $4.5 million which is equivalent to
60.5 percent of effective gross income. Deducting other expenses including capital items results in a net cash flow before debt service of approximately $3.8 million.

                    Cranberry Mall
                   Operating Summary
           Initial Year of Investment - 1997

                   Aggregate    Unit Rate*  Operating
                      Sum                     Ratio
Effective  Gross   $7,522,055     $14.31         100.0%
Income

Operating          $2,970,551    $  5.65          39.5%
Expenses

Net    Operating   $4,551,504    $  8.66          60.5%
Income

Other Expenses     $  692,128    $  1.32           9.2%

Cash Flow          $3,859,376    $  7.34          51.3%

*  Based on total owned GLA of 525,702 square feet.


    Our cash flow model has forecasted the following compound annual growth rates over the ten year holding period 1997-2006.

                  1997-    1999-
                   2006     2006
 Net Operating     3.0%     2.0%
    Income
  Cash Flow:       3.1%     1.2%

    Growth   rates   are  shown  to  be  3.0  and  3.1   percent, respectively.
We note that this annual growth is a result of the atypcial income in the early years of the cash flow due to vacancy. On a stabilized basis (1999-2006), net income growth is shown to be only 1.9 percent which is a more reasonable forecast for a real estate investment of the subject's calibre.

Investment Parameters

    After projecting the income and expense components of the subject property, investment parameters must be set in order to forecast property
performance over the holding  period.   These parameters  include the selection
of capitalization rates (both initial and terminal) and application of an appropriate discount or yield rate, also referred to as the internal rate of return (IRR).

Selection of Capitalization Rates
    Overall Capitalization Rate
    The overall capitalization rate bears a direct relationship between net operating income generated by the real estate in the initial year of investment (or initial stabilized year) and the value of the asset in the
marketplace.   Overall  rates  are affected  by  the existing leasing schedule of the property, the strength or weakness of the local rental market, the property's position relative to competing properties, and the risk/return characteristics associated with competitive investments.

    For   retail  properties,  the  trend  has  been  for  rising
capitalization rates. We feel that much of this has to do with the quality of product that has been selling. Sellers of better performing dominant Class A malls have been unwilling to waver on their pricing. Many of the malls sold over the past 18-24 months are found in less desirable, second or third tier locations, or rep-resent turnaround situations with properties that are poised for expansion or remerchandising. With fewer buyers for the top performing assets, sales have been somewhat limited.

   Overall Capitalization Rates Regional Mall Sales

    Year         Range       Mean     Point
                                     Change
    1988       5.00% - 8.00%  6.19%         -

    1989       4.57% - 7.26%  6.22%      +  3

    1990       5.06% - 9.11%  6.29%      +  7

    1991       5.60% - 7.82%  6.44%       +15

    1992       6.00% - 7.97%  7.31%       +87

    1993       7.00% - 10.10% 7.92%       +61

    1994       6.98% - 10.28% 8.37%       +45

    1995       7.25% - 11.10% 9.13%       +76

    1996       7.00% - 12.00% 9.35%       +22

 Basis Point Change
  1988-1996     316 Basis Points
  1992-1996     204 Basis Points


    The data shows that the average capitalization rate has shown a rising trend each year. Between 1988 and 1996, the average capitalization rate has risen 316 basis points. Since 1992, the rise has been 204 basis points. This change is a reflection of both rising interest rates and increasing first year returns demanded by investors in light of several fundamental changes which have occurred in the retail sector. The 22 basis point change in the mean between 1995 and 1996 may be an indication that rates are approaching stabilization.

    As noted, much of the buying over the past 18 to 24 months has been opportunistic acquisitions involving properties selling near or below replacement cost. Many of these properties have languished due to lack of management focus or expertise, as well as a limited ability to make the
necessary capital  commitments for  growth.   As these opportunities become
harder to find, we believe that investors will again begin to focus on the stable returns of the dominant Class A product.

The Cushman & Wakefield's Autumn 1996 survey reveals that going-in cap rates for Class A regional shopping centers range between 7.00 and 9.50 percent, with a low average of 7.90 percent and high average of 8.20 percent,
respectively; a spread  of  30 basis  points.   Generally, the change in
average capitalization rates over the Winter 1995 survey shows that the low average decreased by 50 basis points, while the upper average remained the
same.   Terminal, or going-out rates are now averaging  8.20 and  8.60 percent, indicating a spread between 30 to 40 basis points over the going-in rates. For Class B properties, the average low and high going-in rates are
9.30 and 9.60 percent, respectively, with terminal rates of 9.60 and 10.00 percent.

        Cushman & Wakefield Valuation Advisory Services
         National Investor Survey - Regional Malls (%)

Investment    Winter 1995              Spring 1996          Autumn 1996
____________  __________ __________    _________ _________  _________ ________
Parameters    Low        High          Low       High       Low       High

OAR/Going-In  7.0 - 8.0  7.5 - 9.0     7.5 - 9.0 7.5 - 9.5  7.0 - 9.0 7.5 - 9.5
                7.47        8.25         8.0       8.2        7.9       8.2

OAR/Terminal  7.0 - 9.0  8.0 - 10.0    7.0 - 9.5 7.8 - 11.0 7.0 - 9.5 7.8 - 11.0
                 8.17       8.83          8.3       8.7        8.2       8.6

IRR          10.0-11.5   10.5-12.0    10.0-15.0  11.0-15.0 10.0-15.0 11.0-15.0
               10.72       11.33        11.5       11.8      11.4      11.8


    Cushman & Wakefield now surveys respondents on their criteria for both Class B and "Value Added" malls (see Addenda for complete survey results). As expected, going-in capitalization and yield rates range from 100 to 300 basis points above rates for Class A assets. Our current survey also shows that investors have become more cautious in their underwriting, positioning "retail" lower on their investment rating scales in terms of preferred investments.

    The Fourth Quarter 1996 Peter F. Korpacz survey concurs with these findings, citing that regional malls are near the bottom of investor preferences. As such, they foresee some opportunities for select investing.
Pricing is lower then  it  has  been  in years.   With expense growth
surpassing sales increases in many markets, occupancy cost issues have also become of greater concern. Even in some malls where sales approach the lofty level of $350(m/l) per square foot, it is not uncommon for occupancy
costs to  limit  the  opportunity to grow rents.   Thus,  with  limited
upside growth in net income, cap rates are generally well above 8.0 percent. Even at this level, cap rates are lower than other property types. One attraction for malls is that pricing is based upon the expectation of lower rents while most other property types are analyzed with higher rents.

 NATIONAL REGIONAL
    MALL MARKET
FOURTH QUARTER 1996

                        CURRENT        LAST
  KEY INDICATORS        QUARTER       QUARTER      YEAR AGO
Free & Clear Equity IRR

RANGE                 10.00%-14.00%  10.00%-14.00% 10.00%-14.00%

AVERAGE                   11.69%         11.56%        11.55%

CHANGE (Basis Points)         -            +13           +14

Free & Clear Going-In Cap Rate

RANGE                 6.25%-11.00%   6.25%-11.00%   6.25%-11.00%

AVERAGE                   8.57%          8.33%          7.86%

CHANGE (Basis Points)        -            +24            +71

Residual Cap Rate

RANGE                 7.50%-11.00%   7.00%-11.00%   7.00%-11.00%
AVERAGE                   8.76%        8.71%        8.45%

CHANGE (Basis Points)        -             +5            +31

Source: Peter Korpacz Associates,Inc. - Real Estate Investor Survey Fourth Quarter - 1996


    As  can be seen from the above, the average IRR has increased by  14  basis
point to 11.69 percent from one year  ago.   It  is noted that this measure has
been relatively stable over the past 12 months. The quarter's average initial free and clear equity cap rate rose 71 basis points to 8.57 percent from a year earlier, while the residual cap rate increased 31 basis points to 8.76 percent.

    Most  retail  properties  that are  considered  institutional grade   are
existing, seasoned centers with good inflation protection that offer stability in income and are strongly positioned to the extent that they are
formidable barriers to new competition.   Equally  important are centers  which
offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated renovation
and  re-merchandising programs.   Little  competition from  over-building is
likely in most mature markets within which these centers are located. Environmental concerns and "no- growth" mentalities in communities are now serious impediments to new retail development.

    Finally, investors have recognized that the retail landscape has been fundamentally altered by consumer lifestyles changes, industry consolidations
and  bankruptcies.   This  trend   was strongly  in evidence as the economy
enters 1997 in view  of  the wave  of  retail  chains whose troublesome
earnings  are  forcing major  restructures  or even liquidations.   Trends
toward more casual dress at work and consumers growing pre-occupation with their leisure and home lives have created the need for refocused leasing efforts to bring those tenants to the mall that help differentiate them from the competition. As such, entertainment, a loosely defined concept, is one of the most common directions malls have taken. A trend toward bringing in larger specialty and category tenants to the mall is also in evidence. The risk from an owners standpoint is finding that mix which works the best. Nonetheless, the cumulative effect of these changes has been a rise in rates as investors find it necessary to adjust their risk premiums in their underwriting.

    Based  upon  this discussion, we are inclined  to  group  and
characterize   regional   malls  into  the   general   categories
following:

Cap Rate Range          Category

7.0%  to 7.5%           Top 15  to 20(m/l) malls in the country.  Excellent
                        demographics   with    high    sales
                        ($400(m/l) /SF) and good upside.

7.5%  to  8.5%          Dominant Class  A  investment grade property,
                        high  sales levels, relatively  good
                        health   ratios,   excellent    demo
                        graphics   (top  50  markets),   and
                        considered  to present a significant
                        barrier  to entry within  its  trade
                        area.  Sales tend to be in the  $300
                        to $350 per square foot range.

8.5%  to  11.0%         Somewhat broad characterization of investment
                        quality   properties  ranging   from
                        primary  MSAs to second tier cities.
                        Properties at the higher end of  the
                        scale    are    probably    somewhat
                        vulnerable  to  new  competition  in
                        their market.

11.0%  to  14.0%        Remaining product which has limited appeal  or
                        significant risk which will  attract
                        only  a  smaller,  select  group  of
                        investors.

Conclusion - Initial Capitalization Rate
    Cranberry Mall is a mall which has not yet realized its full potential. It is still, however, the dominant retail destination for the Westminster area of Carroll County. In addition to its four anchor stores, mall shops are reasonably well merchandised. The trade area is relatively affluent and growing, and the physical plant is in good condition. The potential for future mall competition is unlikely in this region but category killers and discounters pose a threat.

    We do note that occupancy costs are moderately high which has the  effect
of restricting market or base rent growth.   We  also note  the  necessary
sizable lease-up of mall space in order to stabilize operations may be problematic in the short term. Caldor's parent company bankruptcy also remains an issue for the property. On balance, a property with the characteristics of the subject would potentially trade at an overall rate between 10.50 and 10.75 percent based on first year income operating on a stabilized operating income basis. It is difficult to be more optimistic with this type of analysis when the property requires a high level of absorption for lease-up.

    Terminal Capitalization Rate
    The residual cash flows generated annually by the subject property comprise only the first part of the return which an investor will receive. The second component of this investment return is the pre-tax cash proceeds from the resale of the property at the end of a projected investment holding period. Typically, investors will structure a provision in their analyses in the form of a rate differential over a going-in capitalization rate in projecting a future disposition price. The view is that the improvement is then older and the future is harder to visualize; hence a slightly higher rate is warranted for added risks in forecasting. On average, the Cushman & Wakefield survey shows a 30-40 basis point differential, while Korpacz reports 19 basis points.

    Therefore, to the range of stabilized overall capitalization rates, we have added 25 basis points to arrive at a projected terminal capitalization rate ranging from 10.75 to 11.00 percent. This provision is made for the risk of lease-up and maintaining a certain level of occupancy in the center, its level of revenue collection, the prospects of future competition, as well as the uncertainty of maintaining the forecasted growth rates over such a holding period. In our opinion, this range of terminal rates would be appropriate for the subject. Thus, this range of rates is applied to the following
year's net operating income  before reserves,   capital   expenditures, leasing
commissions   and alterations as it would be the first received by a new purchaser of the subject property. Applying a rate of say 10.75 percent for disposition, a current investor would dispose of the subject property at the end of the investment holding period for an amount of approximately $56.6 million based on 2007 net income of approximately $6.08 million.

    From the projected reversionary value to an investor in the subject property, we have made a deduction to account for the various transaction
costs associated with the sale of an asset of this  type.   These  costs
consist of 2.0 percent  of  the  total disposition  price of the subject
property as  an  allowance  for transfer   taxes,  professional  fees,  and
other miscellaneous expenses including an allowance for alteration costs that the seller pays at final closing. Deducting these transaction costs from the computed reversion renders pre-tax the net proceeds of sale to be received by an investor in the subject property at the end of the holding period.

                  Net Proceeds at Reversion

                            Less Costs of Sale
 Net Income   Gross Sale           and          Net Proceeds
    2007         Price        Miscellaneous
                             Expenses @ 2.0%

 $6,084,393   $56,599,005       $1,131,980       $55,467,025

Selection of Discount Rate
    The discounted cash flow analysis makes several assumptions which reflect typical investor requirements for yield on real property. These assumptions are difficult to directly extract from any given market sale or by
comparison to other investment vehicles.   Instead,  investor  surveys  of
major real estate investment funds and trends in bond yield rates are often cited to support such analysis.

    A yield or discount rate differs from an income rate, such as cash-on-cash (equity dividend rate), in that it takes into consideration all equity benefits, including the equity reversion at the time of resale and annual cash flow from the property. The internal rate of return is the single-yield rate that is used to discount all future equity benefits (cash flow and reversion) into the initial equity investment. Thus, a current estimate of the subject's present value may be derived by discounting the projected income stream and reversion year sale at the property's yield rate.

    Yield rates on long term real estate investments range widely between property types. As cited in Cushman & Wakefield's Autumn 1996 survey, investors in regional malls are currently looking at broad rates of return between 10.00 and 15.00 percent, down slightly from our last two surveys. The average low IRR for Class A malls is 11.40 percent, while the average
high is  11.80 percent.   The  indicated  low and  high  averages  for  Class B
properties are 13.40 and 13.90 percent, respectively.   Peter  F. Korpacz
reports an average internal rate of return of 11.69 percent for the Fourth Quarter 1996, up 14 basis points from the year-ago level.

    The yield rate on a long term real estate investment can also be compared with yield rates offered by alternative financial investments since real estate must compete in the open market for capital. In developing an appropriate risk rate for the subject, consideration has been given to a number of different investment opportunities. The following is a list of rates offered by other types of securities.

   Market Rates and Bond      March 6, 1997
   Yields (%)

   Reserve Bank Discount Rate         5.00%
   Prime Rate (Monthly Avg.)          8.25%
   6-Month Treasury Bills             5.18%
   U.S. 10-Year Notes                 6.56%
   U.S. 30-Year Bonds                 6.82%
   Telephone Bonds                    7.86%
   Municipal Bonds                    5.79%

   Source: New York Times


    This compilation of yield rates from alternative investments reflects varying degrees of risk as perceived by the market. Therefore, a riskless level of investment might be seen in a six month treasury bill at 5.18 percent. A more risky investment, such as telephone bonds, would currently yield a much higher rate of 7.86 percent. The prime rate is currently 8.25 percent, while the discount rate is 5.00 percent. Ten year treasury notes are currently yielding around 6.56 percent, while 30-year bonds are at 6.82 percent.

    Real  estate investment typically requires a higher  rate  of return
(yield) and is much influenced by the relative health  of financial   markets.
A  retail  center  investment   tends   to incorporate  a blend of risk and
credit based on the tenant mix, the anchors that are included (or excluded) in the transaction, and the assumptions of growth incorporated within the cash
flow analysis.   An  appropriate discount rate selected for  a  retail center thus attempts to consider the underlying credit and security of the income stream, and includes an appropriate premium for liquidity issues relating to the asset.

    There has historically been a consistent relationship between the spread in rates of return for real estate and the "safe" rate available through
long-term treasuries or high-grade  corporate bonds.   A wider gap between
return requirements for real estate and alternative investments has been created in recent years due to illiquidity issues, the absence of third party financing, and the decline in property values.

    Investors  have suggested that the regional mall  market  has become
increasingly  "tiered" over  the  past  two  years.   The country's  premier
malls are considered to  have  the  strongest trade   areas,  excellent  anchor
alignments,  and   significant barriers of entry to future competitive supply.
These and other "dominant" malls will have average mall shop sales above $350 per square foot and be attractive investment vehicles in the current market. It is our opinion that the subject would attract high interest from institutional investors if offered for sale in the current marketplace. There is not an abundance of regional mall assets of comparable quality currently available, and many regional malls have been included within REITs,
rather  than offered  on  an  individual property  basis.   However,  we  must
further temper our analysis due to the fact that there remains some risk that the inherent assumptions employed in our model come to full fruition.

    Finally, application of these rate parameters to the subject should entail some sensitivity to the rate at which leases will be expiring over the projection period. Provided below is a summary of the forecasted lease
expiration  schedule  for  the subject.   A  complete  expiration  report  is
included  in  the Addenda.

   Lease Expiration Schedule (Mall Shops)

  Fiscal      GLA (SF)    Cumulative
   Year                        %

  FY 2000        12,871         2.44%
  FY 2001         4,570         3.31%
  FY 2002       206,966        42.53%
  FY 2003        68,787        55.57%
  FY 2004       130,443        80.29%
  FY 2005             0        80.29%
  FY 2006             0        80.29%
  FY 2007        81,490        95.74%


    From  the above, we see that a relatively moderate percentage (42.5
percent) of mall shop GLA will expire by 2002.   Over  the total  projection
period, the mall will turnover about 95.74 percent of mall shop space. Overall, consideration is given to this in our selection of an appropriate risk rate.

    We have briefly discussed the investment risks associated with the subject. On balance, it is our opinion that an investor in the subject property would require an internal rate of return between 12.50 and 13.00 percent.

Present Value Analysis
    Analysis by the discounted cash flow method is examined over a holding period that allows the investment to mature, the investor to recognize a return commensurate with the risk taken, and a recapture of the original
investment.   Typical  holding periods usually range from 10 to 20 years and are sufficient for the majority of institutional grade real estate such as the subject to meet the criteria noted above. In the instance of the subject, we have analyzed the cash flows anticipated over a ten year period commencing on January 1, 1997.

    A sale or reversion is deemed to occur at the end of the 10th year (December 31, 2006), based upon capitalization of the following year's net operating income. This is based upon the premise that a purchaser in the
10th year is buying the following year's  net  income.   Therefore,  our
analysis  reflects   this situation  by  capitalizing the first year of  the
next  holding period.

    The present value is formulated by discounting the property cash flows at various yield rates. The yield rate utilized to discount the projected cash flow and eventual property reversion has been based on an analysis of
anticipated  yield  rates  of investors  dealing  in similar investments.   The
rates reflect acceptable expectations of yield to be achieved by investors currently in the marketplace shown in their current investment criteria and as extracted from comparable property sales.

Cash Flow Assumptions

    Our   cash  flows  forecasted  for  the  property  have  been presented. To reiterate, the formulation of these cash flows incorporate the following general assumptions in our computer model:

    SUMMARY OF CRITICAL ASSUMPTIONS FOR DISCOUNTED CASH FLOW
 SUBJECT  PROPERTY                             CRANBERRY MALL
SQUARE FOOTAGE RECONCILIATION
 TOTAL GROSS LEASABLE AREA                         525,702 SF
 ANCHOR TENANT GLA                                 305,826 SF
          MAJOR TENANT GLA (CINEMA)                 25,605 SF
          MALL SHOP GLA                            194,271 SF
MARKET RENT/SALES CONCLUSIONS
 MARKET RENT ESTIMATES (1997)
    AVERAGE MAJOR TENANT RENT                             N/A
    AVERAGE MALL SHOP RENT                          $16.20/SF
    AVERAGE FOOD COURT RENT                         $30.00/SF
 RENTAL BASIS                                             NNN
 MARKET RENTAL GROWTH RATE                    2.0%-1998; 3.0%
                                                   THEREAFTER
 CREDIT RISK LOSS (NON-ANCHOR SPACE)        8.0% (STABILIZED)
VACANCY & TYPICAL LEASE TERM
 AVERAGE LEASE TERM                                   8 YEARS
 RENEWAL PROBABILITY                                      60%
 WEIGHTED AVERAGE DOWNTIME                           3 MONTHS
 STABILIZED OCCUPANCY                                   93.0%
 ABSORPTION PERIOD                                  36 MONTHS
 OPERATING EXPENSE DATA
 LEASING COMMISSIONS
    NEW TENANTS                                      $4.00/SF
    RENEWAL TENANTS                                  $2.00/SF
 TENANT IMPROVEMENT ALLOWANCE
    RAW SUITES                                      $25.00/SF
    NEW TENANT                                      $10.00/SF
    RENEWAL TENANT                                   $3.00/SF
 EXPENSE GROWTH RATE                                  3.5%/YR
 TAX GROWTH RATE                                      3.5%/YR
 MANAGEMENT  FEE (BASED  ON  MINIMUM
 AND                                                     4.0%
 PERCENT RENT)
 CAPITAL RESERVES (PSF OF OWNED GLA)                 $0.20/SF


RATES OF RETURN                            AS IS
 CASH FLOW START DATE                      1/1/97
 DISCOUNT RATE                             12.50-
                                           13.00%
 GOING-IN CAPITALIZATION RATE                 N/A
 TERMINAL CAPITALIZATION RATE              10.75-
                                           11.00%
 REVERSIONARY SALES COSTS                   2.00%
 HOLDING PERIOD                          10 Years


    For a property such as the subject, it is our opinion that an investor would require an all cash discount rate in the range of 12.50 to 13.00 percent. Accordingly, we have discounted the projected future pre-tax cash flows to be received by an equity investor in the subject property to a present value so as to yield 12.50 to 13.00 percent at 25 basis point intervals on equity capital over the holding period. This range of rates
reflects  the risks associated with the investment.   Discounting these  cash
flows over the range of yield and terminal rates now being required by participants in the market for this type of real estate places additional
perspective upon our analysis.   A valuation matrix for the subject appears on
the Facing Page.

    Through such a sensitivity analysis, it can be seen that the present value of the subject property varies from approximately $41.7 to $43.8 million. Giving consideration to all of the characteristics of the subject previously discussed, we feel that a prudent investor would require a yield
which falls  near  the middle   of   the   range  outlined  above  for  this
property. Accordingly, we believe that based upon all of the assumptions inherent in our cash flow analysis, an investor would look toward as IRR around 12.75 percent and a terminal rate around 10.75 percent as being most representative of the subject's value in the market.

    In view of the analysis presented here, it becomes our opinion that the discounted cash flow analysis indicates a market value of $42.7 million for the subject property as of January 1, 1997. The indices of investment generated through this indicated value conclusion are shown on the following page.

    We note that the computed equity yield is not necessarily the true rate of return on equity capital. This analysis has been performed on a pre-tax basis. The tax benefits created by real estate investment will serve to attract investors to a pre-tax yield which is not the full measure of the return on capital.



                         DISCOUNTED CASH FLOW ANALYSIS
                     Cranberry Mall (Westminster, Maryland)
                           Cushman & Wakefield, Inc.

           Net          Discount      Present Value  Composition   Annual Cash
Year     Cash Flow   Factor @ 12.75%  of Cash Flows   of Yield    on Cash Return
No.  Yr.
1  1997  $3,859,376 x  0.8869180    =  $3,422,950       8.01%         9.04%
2  1998  $4,189,858 x  0.7866235    =  $3,295,841       7.71%         9.81%
3  1999  $4,677,489 x  0.6976705    =  $3,263,346       7.64%        10.95%
4  2000  $4,950,602 x  0.6187765    =  $3,063,316       7.17%        11.59%
5  2001  $5,070,022 x  0.5488040    =  $2,782,448       6.51%        11.87%
6  2002  $5,025,388 x  0.4867441    =  $2,446,078       5.72%        11.77%
7  2003  $5,275,416 x  0.4317021    =  $2,277,408       5.33%        12.35%
8  2004  $5,448,562 x  0.3828843    =  $2,086,169       4.88%        12.76%
9  2005  $5,487.163 x  0.3395870    =  $1,863,369       4.36%        12.85%
10 2006  $5,073,398 x  0.3011858    =  $1,528,035       3.58%        11.88%

Total Present Value of Cash Flows     $26,028,961      60.91%        11.49% Avg

Reversion:  NOI/Income   Terminal OAR  Reversion
11 2007     $6,084,393   /     10.75%  = $56,599,005
            Less: Cost of Sale  2.00%    ($1,131,980)
            Less: Tls & Commissions               $0
            -------------------------    -------------
            Net Reversion                $55,467,025
        x Discount Factor                  0.3011858

Total Present Value of Reversion:        $16,705,880   39.09%

Total Present Value of Cash Flows        $42,734,841  100.00%
and Reversion

ROUNDED VALUE via
DISCOUNTED CASH FLOW:                     $42,700,000

        Owned Net Rentable Area:              525,702

        Value Per Square Foot (Owned GLA)      $81.22

        Year One NOI                       $4,432,922
        Implicit Going-In Cap Rate             10.66%

        Compound Annual Growth Rate
        Concluded Value to Net Reversion Value  2.95%

        Compound Annual Growth Rate
        Net Cash Flow:                          3.09%



RECONCILIATION AND FINAL VALUE ESTIMATE

    Application of the Sales Comparison and Income Approach used in the valuation of the subject property has produced results which fall within a reasonably acceptable range. Restated, these are:

Methodology                     Market Value Conclusion

Sales Comparison Approach       $40,000,000 - $42,000,000

Income Approach
    Discounted Cash Flow        $42,700,000



    This is considered a narrow range in possible value given the magnitude of the value estimates. Both approaches are well supported by data extracted from the market. There are, however, strengths and weaknesses in each of these two approaches which require reconciliation before a final conclusion of value can be rendered.

Sales Comparison Approach
    The Sales Comparison Approach arrived at a value indicted for the property by analyzing historical arms-length transaction, reducing the gathered information to common units of comparison, adjusting the sale data for differences with the subject and interpreting the results to yield a meaningful value conclusion. The basis of these conclusions was the cash-on-cash return based on net income and the adjusted price per square foot of gross leasable area sold. An analysis of the subject on the basis of its implicit sales multiple was also utilized.

    The process of comparing historical sales data to assess what purchasers have been paying for similar type properties is weak in estimating future expectations. Although the unit sale price yields comparable conclusions, it is not the primary tool by which the investor market for a property like the subject operates. In addition, no two properties are alike with respect to quality of construction, location, market segmentation and income profile. As such, subjective judgment necessarily become a part of the comparative process. The usefulness of this approach is that it interprets specific investor parameters established in their analysis and
ultimate  purchase  of   a property.  In light of the above, the writers are of
the  opinion that  this  methodology  is  best  suited  as  support  for   the
conclusions of the Income Approach. It does provide useful market extracted rates of return such as overall rates to simulate investor behavior in the Income Approach.

Income Approach
    Discounted Cash Flow Analysis
    The subject property is highly suited to analysis by the discounted cash flow method as it will be bought and sold in investment circles. The focus on property value in relation to anticipated income is well founded since the basis for investment is profit in the form of return or yield on invested capital. The subject property, as an investment vehicle, is sensitive to all changes in the economic climate and the economic expectations
of  investors.   The  discounted cash flow  analysis  may  easily reflect
changes in the economic climate of investor expectations by  adjusting  the
variables used to qualify the model.   In  the case  of  the  subject property,
the Income Approach can  analyze existing  leases,  the  probabilities  of
future  rollovers  and turnovers   and  reflect  the  expectations  of  overage
rents. Essentially, the Income Approach can model many of the dynamics of a complex shopping center. The writers have considered the results of the discounted cash flow analysis because of the applicability of this method in accounting for the particular characteristics of the property, as well as being the tool used by many purchasers.

Conclusions
    We have briefly discussed the applicability of each of the methods presented. Because of certain vulnerable characteristics in the Sales Comparison Approach, it has been used as supporting evidence and as a final check on the value conclusion indicated by the Income Approach methodology. The value exhibited by the Income Approach is consistent with the leasing profile of the mall. Overall, it indicates complimentary results with the Sales Comparison Approach, the conclusions being supportive of each method employed, and neither range being extremely high or low in terms of the other.

    As  a  result of our analysis, we have formed an opinion that the  market
value  of the leased fee estate  in  the  referenced property,   subject  to
the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1997, was:

        FORTY TWO MILLION SEVEN HUNDRED THOUSAND DOLLARS
                           $42,700,000



ASSUMPTIONS AND LIMITING CONDITIONS

"Appraisal" means the appraisal report and opinion of value stated therein; or the letter opinion of value, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Appraisal.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary which issued the Appraisal.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Appraisal.

This appraisal is made subject to the following assumptions and limiting conditions:

1. This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2)b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to
  develop  the  appraiser's  opinion  of  value.   Supporting documentation
  concerning the data, reasoning, and analyses is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

2. No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

3.                         The   information  contained  in   the Appraisal or
  upon which the Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters.

4. The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

5.                       The Appraisal is to be used in whole and not  in part.
  No part of the Appraisal shall be used in conjunction with any other appraisal. Publication of the Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for which it was prepared. No part of the Appraisal shall
  be  conveyed  to  the  public   through advertising, or used in any sales or
  promotional material without C&W's  prior  written  consent.   Reference  to
  the  Appraisal Institute or to the MAI designation is prohibited.

6. Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

7. The Appraisal assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local
  zoning   and   environmental  regulations  and   laws,   unless noncompliance
  is stated, defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Appraisal is based.

8. The forecasted potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9. The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best estimates
  of current market thinking on future income  and expenses.    The  Appraiser
  and  C&W  make  no   warranty   or representation that these forecasts will
  materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10.                        Unless   otherwise   stated   in   the Appraisal,
  the existence of potentially hazardous or toxic materials which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.                        Unless   otherwise   stated   in   the Appraisal,
  compliance with the requirements of the Americans With Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the
  value  of  the property.   C&W  recommends that an expert  in  this  field be
  employed.

                                    CERTIFICATION OF APPRAISAL

    We certify that, to the best of our knowledge and belief:

1. Richard W. Latella, MAI and Jay F. Booth inspected the property.

2. The statements of fact contained in this report are true and correct.

3. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

5. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. The appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

6. No one provided significant professional assistance to the persons signing this report.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. As of the date of this report, Richard W. Latella has completed the requirements of the continuing education program of the Appraisal Institute.




/s/Richard W. Latella                       /s/Jay F. Booth
   Richard W. Latella, MAI                     Jay F. Booth, MAI
   Senior  Director                            Retail  Valuation Group
   Retail Valuation Group
   Maryland Certified General Real Estate Appraiser
   License No. 10462


ADDENDA (listed not included except for Appraiser's Qualifications)

                    NATIONAL RETAIL OVERVIEW

                 OPERATING EXPENSE BUDGET (1997)

                   TENANT SALES REPORT (1996)

                 PRO-JECT LEASE ABSTRACT REPORT

              PRO-JECT PROLOGUE ASSUMPTIONS REPORT

                 PRO-JECT TENANT REGISTER REPORT

                PRO-JECT LEASE EXPIRATION REPORT

     ENDS FULL DATA REPORT FOR PRIMARY AND TOTAL TRADE AREA

               CUSHMAN & WAKEFIELD INVESTOR SURVEY

                   APPRAISER'S QUALIFICATIONS



QUALIFICATIONS OF RICHARD W. LATELLA

Professional Affiliations
Member, American Institute of Real Estate Appraisers
  (MAI Designation #8346)

New York State Certified General Real Estate Appraiser
#46000003892

Pennsylvania State Certified General Real Estate Appraiser #GA-
001053-R

State of Maryland Certified General Real Estate Appraiser #01462

Minnesota Certified General Real Estate Appraiser #20026517

Commonwealth of Virginia Certified General Real Estate Appraiser
#4001-003348

State of Michigan Certified General Real Estate Appraiser
#1201005216

New Jersey Real Estate Salesperson (License #NS-130101-A)

Certified Tax Assessor - State of New Jersey

Affiliate Member - International Council of Shopping Centers,
ICSC

Real Estate Experience
Senior Director, Retail Valuation Group, Cushman & Wakefield Valuation Advisory Services. Cushman & Wakefield is a national full service real estate organization and a Rockefeller Group Company. While Mr. Latella's experience has been in appraising a full array of property types, his principal focus is in the appraisal and counseling for major retail properties and specialty centers on a national basis. As Senior Director of Cushman & Wakefield's Retail Group his responsibilities include the coordination of the firm's national group of appraisers who specialize in the appraisal of regional malls, department stores and other major retail property types. He has personally appraised and consulted on in excess of 200 regional malls and specialty retail properties across the country.

Senior Appraiser, Valuation Counselors, Princeton, New Jersey, specializing in the appraisal of commercial and industrial real estate, condemnation analyses and feasibility studies for both corporate and institutional clients from July 1980 to April 1983.

Supervisor, State of New Jersey, Division of Taxation, Local Property and Public Utility Branch in Trenton, New Jersey, assisting and advising local municipal and property tax assessors throughout the state from June 1977 to July 1980.

Associate, Warren W. Orpen & Associates, Trenton, New Jersey, assisting in the preparation of appraisals of residential prop erty and condemnation analyses from July 1975 to April 1977.

Formal Education
Trenton State College, Trenton, New Jersey
Bachelor of Science, Business Administration - 1977

As of the date of this report, Richard W. Latella, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.

QUALIFICATIONS OF JAY F. BOOTH

General Experience
    Jay    F.    Booth   joined   Cushman   &   Wakefield   Valuation
Advisory Services   in   August  1993.   As  an  associate  appraiser,   Mr.
Booth   is currently    working    with    Cushman   &   Wakefield's    Retail
Valuation Group,   specializing   in   regional  shopping   malls   and   all
types   of retail   product.    Cushman   &   Wakefield,   Inc.   is   a
national    full service real estate organization.

    Mr.    Booth    previously   worked   at   Appraisal    Group,    Inc.
in Portland,   Oregon   where  he  was  an  associate  appraiser.    At   AGI,
he assisted    in   the   valuation   of   numerous   property   types,
including office    buildings,   apartments,   industrials,   retail centers,
vacant land, and special purpose properties.

Academic Education Master of
Science in Real Estate (MSRE) --        New York University (1995)
Major: Real Estate Valuation & Analysis New York, New York

Bachelor of Science (BS) --             Willamette University (1991)
Majors: Business-Economics, Art         Salem, Oregon

Study Overseas (Fall 1988) --           Xiamen University, Xiamen, China;
                                        Kookmin University, Seoul, South Korea;
                                        Tokyo International, Tokyo, Japan
Appraisal Education
    As   of   the   date   of  this  report,  Jay  F.  Booth  has
successfully completed    all   of   the   continuing   education requirements
of    the Appraisal Institute.

Professional Affiliation

Certified General Appraiser, State of New York No. 46000026796

Candidate MAI, Appraisal Institute No. M930181

YAC, Young Advisory Council, Appraisal Institute


                        PARTIAL CLIENT LIST
                        -------------------
                     VALUATION ADVISORY SERVICES

                      CUSHMAN & WAKEFIELD, INC.

                              NEW YORK

         PROFESSIONALS ARE JUDGED BY THE CLIENTS THEY SERVE


VALUATION ADVISORY SERVICES enjoys a long record of service in a confidential capacity to nationally prominent institutional and corporate clients, investors, government agencies and many of the nations largest law firms. Following is a partial list of clients served by members of VALUATION ADVISORY SERVICES - NEW YORK OFFICE.

Aetna
Air Products and Chemicals, Inc.
Aldrich, Eastman & Waltch, Inc.
Allegheny-Ludlam Industries
AMB Institutional Realty Advisors
America First Company
American Bakeries Company
American Brands, Inc.
American District Telegraph Company
American Express
American Home Products Corporation
American Savings Bank
Apple Bank
Apple South
Archdiocese of New York
Associated Transport
Atlantic Bank of New York
AT&T
Avatar Holdings Inc.
Avon Products, Inc.

Bachner, Tally, Polevoy, Misher & Brinberg
Baer, Marks, & Upham
Balcor Inc.
BancAmerica
Banca Commerciale Italiana
Banco de Brasil, N.A.
Banco Santander Puerto Rico
Banque Paribas
Baker & Mackenzie
Bank of America
Bank of Baltimore
Bank of China
Bank of Montreal
Bank of New York
Bank of Nova Scotia
Bank of Seoul
Bank of Tokyo Trust Company
Bank Leumi Le-Israel
Bankers Life and Casualty Company
Bankers Trust Company
Banque Indosuez
Barclays Bank International, Ltd.
Baruch College
Battery Park City Authority
Battle, Fowler, Esqs.
Bayerische Landesbank
Bear Stearns
Berkshire
Bertlesman Property, Inc.
Betawest Properties
Bethlehem Steel Corporation
Bloomingdale Properties
Borden, Inc.
Bowery Savings Bank
Bowest Corporation
Brandt Organization
Brooklyn Hospital
BRT Realty Trust
Burke and Burke, Esqs.
Burmah-Castrol

Cadillac Fairview
Cadwalader, Wickersham & Taft
Caisse National DeCredit
Campeau Corporation
Campustar
Canadian Imperial Bank of Commerce
Canyon Ranch
Capital Bank
Capital Cities-ABC, Inc.
Care Incorporated
Carter, Ledyard & Milburn
Chase Manhattan Bank, N.A.
Chemical Bank Corporation
Chrysler Corporation
C. Itoh & Company
Citibank, NA
Citicorp Real Estate
City University of New York
Clayton, Williams & Sherwood
Coca Cola, Inc.
Cohen Brothers
College of Pharmaceutical Sciences
Collegiate Church Corporation
Columbia University
Commonwealth of Pennsylvania
Consolidated Asset Recovery Company
Consolidated Edison Company of New York, Inc.
Continental Realty Credit, Inc.
Copley Real Estate Advisors
Corning Glass Works
Coudert Brothers
Covenant House
Cozen and O'Connor
Credit Agricole
Credit Lyonnais
Credit Suisse
Crivello Properties
CrossLand Savings Bank
CSX

Dai-Ichi Kangyo Bank
Dai-Ichi Sempei Life Insurance
Daily News, Inc.
Daiwa Securities
Dart Group Corporation
David Beardon & Company
Davidoff & Malito, Esqs
Dean Witter Realty
Debevoise & Plimpton
DeMatteis Organization
Den Norske Bank
Deutsche Bank
DiLorenzo Organization
Dime Savings Bank
Dodge Trucks, Inc.
Dollar/Dry Dock Savings Bank
Donovan, Leisure, Newton & Irvine
Dreyer & Traub
Dun and Bradstreet, Inc.

Eastdil Realty Advisors
East New York Savings Bank
East River Savings Bank
East Rutherford Industrial Park
Eastman Kodak Company
Eaton Corporation
Eichner Properties, Inc.
Ellenburg Capital Corporation
Emigrant Savings Bank
Empire Mutual Insurance Company
Endowment Realty Investors
Enzo Biochem, Inc.
Equitable Life Assurance Society of America
Equitable Real Estate
European American Bank

F.S. Partners
Famolare, Inc.
Farwest Savings & Loan Association
Federal Asset Disposition Authority
Federal Deposit Insurance Company
Federal Express Corporation
Federated Department Stores, Inc.
Feldman Organization
Fidelity Bond & Mortgage Company
Findlandia Center
First Bank
First Boston
First Chicago
First National Bank of Chicago
First Nationwide Bank
First New York Bank for Business
First Tier Bank
First Winthrop
Fisher Brothers
Fleet Bank
Flying J, Inc.
Foley and Lardner, Esqs.
Ford Bacon and Davis, Inc.
Ford Foundation
Ford Motor Company
Forest City Enterprises
Forest City Ratner
Forum Group, Inc.
Franchise Finance Corporation of America
Fried, Frank, Harris, Shriver & Jacobson
Friendly's Ice Cream Corporation
Fruehauf Trailer Corporation
Fuji Bank
Fulbright & Jaworski

G.E. Capital Corporation
General Electric Credit Corporation
General Motors Corporation
Gerald D. Hines Organization
Gibson Dunn and Crutcher
Gilman Paper
Gladstone Equities
Glimcher Company
Glynwed, Ltd.
Goldman, Sachs & Co.
Greater New York Savings Bank
Greycoat Real Estate Corp.
Greyhound Lines Inc.
Grid Properties
GTE Realty
Gulf Coast Restaurants
Gulf Oil

HDC
HRO International
Hammerson Properties
Hanover Joint Ventures, Inc.
Hartz Mountain Industries
Hawaiian Trust Company, Ltd.
Hertz Corporation
Home Federal
Home Savings of America
HongKong & Shanghai Banking Corporation
Horn & Hardart
Huntington National Bank
Hypo Bank

IDC Corporation
Ideal Corporation
ING Corporation
Integon Insurance
International Business Machines Corporation
International Business Machines Pension Fund
International Telephone and Telegraph Corporation
Investors Diversified Services, Inc.
Iona College
Irish Intercontinental Bank
Irish Life Assurance
Israel Taub
Isetan of America, Inc.

J & W Seligman & Company, Inc.
JMB Realty
J. B. Brown and Sons
J. C. Penney Company, Inc.
J. P. Morgan
Jamaica Hospital
James Wolfenson & Company
Jerome Greene, Esq.
Jewish Board of Family & Children's Services
Jones Lang Wootton

K-Mart Corporation
Kelly, Drye and Warren, Esqs.
Kennedy Associates
Key Bank of New York
Kerr-McGee Corporation
Kidder Peabody Realty Corp.
Kitano Arms Corporation
Knickerbocker Realty
Koeppel & Koeppel
Kronish, Lieb, Weiner & Hellman
Krupp Realty
Kutak, Rock and Campbell, Esqs.

Ladenburg, Thalman & Co.
Lans, Feinberg and Cohen, Esqs.
Lands Division, Department of Justice
Lazard Freres
LeBoeuf, Lamb, Greene & MacRae
Lefrak Organization
Lehman Brothers
Lennar Partners
Lepercq Capital Corporation
Lexington Corporate Properties
Lexington Hotel Corporation
Lincoln Savings Bank
Lion Advisors
Lomas & Nettleton Investors
London & Leeds
Long Term Credit Bank of Japan, Ltd.
Lutheran Church of America
Lynton, PLC

Macluan Capital Corporation
Macy's
MacAndrews and Forbes
Mahony Troast Construction Company
Manhattan Capital Partners
Manhattan College
Manhattan Life Insurance
Manhattan Real Estate Company
Manufacturers Hanover Trust Company
Marine Midland Bank
Mason Tenders
Massachusetts Mutual Life Insurance Company
May Centers, Inc.
Mayer, Brown, Platt
McDonald's Corporation
McGinn, Smith and Company
McGrath Services Corporation
MCI Telecommunications
Mellon Bank
Memorial Sloan-Kettering Cancer Center
Mendik Company
Mercedes-Benz of North America
Meridian Bank
Meritor Savings Bank
Merrill Lynch Hubbard
Merchants Bank
Metropolis Group
Metropolitan Life Insurance Company
Metropolitan Petroleum Corporation
Meyers Brothers Parking System Inc.
Michigan National Corp.
Milbank, Tweed
Millennium Partners
Miller, Montgomery, Sogi and Brady, Esqs.
Mitsui Fudosan - New York Inc.
Mitsui Leasing, USA
Mitsubishi Bank
Mitsubishi Trust & Banking Corporation
Mobil Oil Corporation
Moody's Investors Service
Moran Towing Corporation
Morgan Guaranty
Morgan Hotel Group
Morse Shoe, Inc.
Moses & Singer
Mountain Manor Inn
Mudge Rose Guthrie Alexander & Ferdon, Esqs.
Mutual Benefit Life
Mutual Insurance Company of New York

National Audubon Society, Inc.
National Bank of Kuwait
National Can Company
National CSS
National Westminster Bank, Ltd.
Nelson Freightways
Nestle's Inc.
New York Bus Company
New York City Division of Real Property
New York City Economic Development Corporation
New York City Housing Development Authority
New York City School Construction Authority
New York Life Insurance Company
New York State Common Fund
New York State Employee Retirement System
New York State Parks Department
New York State Teachers
New York State Urban Development Corporation
New York Telephone Company
New York Urban Servicing Company
New York Waterfront
Niagara Asset Corporation
Nippon Credit Bank, Inc.
Nomura Securities
Norcross, Inc.
North Carolina Department of Insurance
NYNEX Properties Company

Olympia and York, Inc.
Orient Overseas Associates
Orix USA Corporation
Otis Elevator Company
Owens-Illinois Corporation

PaineWebber, Inc.
Pan American World Airways, Inc.
Paul, Weiss, Rifkind
Park Tower Associates
Parke-Davis and Company
Paul Weiss Rifkind, Esqs.
Penn Central Corporation
Penn Mutual Life Insurance Company
Pennsylvania Retirement Fund
Penthouse International
Pepsi-Cola Company
Peter Sharp & Company
Petro Stopping Center
Pfizer International, Inc.
Philip Morris Companies, Inc.
Philips International
Phoenix Home Life
Pittston Company
Polyclinic Medical School and Hospital
Port Authority of New York and New Jersey
Postel Investment Management
Prentiss Properties Realty Advisors
Procida Organization
Proskauer Rose Goetz and Mandelsohn, Esqs.
Provident Bank
Prudential Securities
Pyramid Company

Rabobank Nederland
Ratner Group
RCA Corporation
Real Estate Recovery
Realty Income Corporation
Remson Partners
Republic Venezuela Comptrollers Office
Revlon, Inc.
Rice University
Richard Ellis
Richards & O'Neil
Ritz Towers Hotel Corporation
River Bank America
Robert Bosch Corporation
Robinson Silverman Pearce Aron
Rockefeller Center, Inc.
Rockefeller Center Properties
Roman Catholic Diocese of Brooklyn
Roosevelt Hospital
Rosenman & Colin
Royal Bank of Scotland
RREEF
Rudin Management Co., Inc.

Saint Vincent's Medical Center of New York
Saks Fifth Avenue
Salomon Brothers Inc.
Salvation Army
Sanwa Bank
SaraKreek USA
Saxon Paper Corporation
Schroder Real Estate Associates
Schulman Realty Group
Schulte, Roth & Zabel
BDO Seidman
Seaman Furniture Company, Inc.
Security Pacific Bank
Semperit of America
Sentinel Realty Advisors
Service America Corp.
Shea & Gould, Esqs.
Shearman and Sterling, Esqs.
Shearson Lehman American Express
Shidler Group
Sidley & Austin
Silver Screen Management, Inc.
Silverstein Properties, Inc.
Simpson, Thacher and Bartlett, Esqs.
Skadden, Arps, Slate, Meagher & Flom
Smith Barney
Smith Corona Corporation
Sol Goldman
Solomon Equities
Sonnenblick-Goldman
Southtrust Bank of Alabama
Spitzer & Feldman, PC
Stahl Real Estate
Standard & Poors
State Teachers Retirement System of New York
State Teachers Retirement System of Ohio
Stauffer Chemical Corporation
Stephens College
Sterling Drug, Inc.
Stroheim and Roman, Inc.
Stroock and Stroock and Lavan, Esqs.
Sullivan and Cromwell, Esqs.
Sumitomo Life Realty
Sumitomo Mutual Life Insurance Company
Sumitomo Trust Bank
Sun Oil Company
Sutherland, Asbill & Brennan
Swiss Bank Corporation

Tenzer Greenblat, Esqs.
Textron Financial
Thatcher, Proffitt, Wood
The Shopco Group
Thomson Information/Publishing
Thurcon Properties, Ltd.
Tobishima Associates
Tokyo Trust & Banking Corporation
Transworld Equities
Travelers Realty, Inc.
Triangle Industries
TriNet Corporation

UBS Securities Inc.
UMB Bank & Trust Company
Unibank
Union Bank of Switzerland
Union Carbide Corporation
Union Chelsea National Bank
United Bank of Kuwait
United Fire Fighters of New York
United Parcel Service
United Refrigerated
United States District Court, Southern District of New York
United States Life Insurance
United States Postal Service
United States Trust Company
Upward Fund, Inc.
US Cable Corp.

Vanity Fair Corporation
Verex Assurance, Inc.
Victor Palmieri and Company, Inc.
Village Bank
Vornado Realty Trust

W.P. Carey & Company, Inc.
Wachtell, Lipton, Rosen & Katz, Esqs.
Waterfront New York Realty Corporation
Weil, Gotshal & Manges
Weiss, Peck & Greer
Wells Fargo & Co.
Westpac Banking Corporation
Western Electric Company
Western Union International
Westinghouse Electric Corporation
White & Case
Wilkie Farr and Gallagher, Esqs.
William Kaufman Organization
Windels, Marx, Davies & Ives
Winthrop Financial Associates
Winthrop Simston Putnam & Roberts
Witco Corporation
Wurlitzer Company
Yarmouth Group